



Getting It Right.



BANCORPSOUTH INC
2001 ANNUAL REPORT

On the cover

Despite the many challenges of 2001, our Company continued its controlled growth while reporting higher earnings for the year. We believe our success can be attributed to our determination to "get things right" for our customers. Simply put, when you place customers first, everything else will fall in line for the Company and, indeed, our shareholders and employees.

BancorpSouth®

Get there from here.

Financial Summary

(Dollars in thousands, except per share amounts)

	2001	2000	% Change
YEAR-END BALANCES			
Total Assets	$ 9,395,429	$ 9,044,034	3.9%
Total Deposits	7,856,840	7,480,920	5.0
Loans, Net of Unearned Discount	6,073,200	6,095,315	(0.4)
Shareholders' Equity	805,403	789,576	2.0
FOR THE YEAR			
Net Income	$ 98,463	$ 74,396	32.3%
Return on Average Assets	1.06%	0.85%	24.7
Return on Average Shareholders' Equity	12.36%	9.76%	26.6
PER SHARE			
Net Income: Basic	$ 1.19	$ 0.88	35.2%
Diluted	1.19	0.88	35.2
Dividends	0.57	0.53	7.5
Book Value at Year-End	9.92	9.39	5.6
AVERAGE DILUTED SHARES OUTSTANDING	82,979,286	84,811,079	(2.2)%

Year-End Data

- One of America's top 50 banks
- Market presence in six states
- $9.4 billion in assets
- 240 locations

To our shareholders



Aubrey Patterson, Chairman of the Board and Chief Executive Officer, with Jim Kelley, President and Chief Operating Officer

Dear Shareholders,

The year 2001 was extremely challenging for the banking industry. Not only did the United States economy slip into a recession, but the Federal Reserve cut key interest rates an unprecedented 11 times during the year, reducing the Federal Funds rate from 6.5 percent to 1.75 percent. While such a decline put enormous pressure on margins, BancorpSouth was able to offset the impact of these market forces through careful interest rate risk management.

By getting it right, we were able to continue our growth and market penetration without any compromise of our traditionally high credit quality standards. We reported higher earnings for the year despite the unfavorable environment by exercising tight controls and keeping a strong focus on our business. We validated our decision to continue in the mortgage servicing business by managing that business right, using financial instruments to minimize interest rate risk while benefiting significantly from the fee income generated by that business.

A primary focus of 2001 was the integration of First United Bancshares. Some outside observers may have felt this would negatively impact our balance sheet or future earnings. However, we have carefully studied our previous mergers, as well as the mistakes of others. We knew that with a patient, methodical and customer-focused plan we could do it right – and we did. Our strong fourth quarter was the first period to reflect significant net savings resulting from the integration, and we have had virtually no customer attrition throughout the entire process. We have transitioned all of the First United offices into BancorpSouth policies and systems while maintaining, or even increasing, market share in most markets.

Having completed the data processing conversion and the product realignment of the former First United offices, we are now ready to distribute a broader product line through our expanded network. Putting all our offices on a common system required a significant investment of time, effort and financial resources. Many other large regional banking organizations have yet to face this issue. Having all our offices on a single integrated operating platform and a single telecommunications system provides a solid foundation for profitable growth.

While 2001 was a year of integration, in 2002 we will introduce new products and sales tools as we continue this step-by-step process. In 2001, we had significant growth in annuity sales, and we are introducing that product line through former First United offices. We are also introducing the S.T.A.R. (Superior Techniques Assure Results) sales management tools, a program which enhances our cross-selling efforts and one that has been very successful in driving the sale of more services per customer.

Moving forward, we will focus on increasing non-interest income by delivering more products to all our customers. For example, our highly sophisticated corporate cash management system offers extremely high value to corporate customers, and we have little competition among regional banks offering a similar product to mid-sized companies in our region. We are currently expanding this product offering into the old BancorpSouth footprint and will be introducing it in former First United offices. It will be an important tool in our strategy to build the corporate customer base of those offices.

In January 2002, we strengthened our regulatory capital position through the issuance of $125 million of trust preferred securities. The 8.15% interest rate on these securities was, at the time of issue, the lowest rate ever given on a similarly rated trust preferred issue. This clearly demonstrates the financial community's confidence in BancorpSouth. The recent upgrading of our debt rating by Moody's Investors Service is another indication of confidence.

The strengthening of our regulatory capital account enables us to actively manage the company's capital. Possible uses of capital include acquisitions and continued repurchases of our common stock. We have no immediate plans to make another sizeable acquisition. However, we will continue to evaluate selective, strategic acquisitions that would strengthen our

BancorpSouth Chairman Named President-Elect of ABA.

"The American Bankers Association (ABA) is an organization that has, for more than 125 years, represented banks on issues of national importance for financial institutions and their customers.

Our colleague and friend, Aubrey Patterson, has maintained a leadership role within the ABA for many years. Now, as President-Elect, he is in line to assume the presidency in 2002.

It is a great honor to have one of our own chosen to continue the ABA's long tradition of advocacy, education, and progressive leadership."

James V. Kelley
President, Chief Operating Officer

existing footprint. An example is the Pinnacle Bancshares acquisition which offered entry into the important Little Rock, Arkansas market. Of course, the overriding criterion for any acquisition will always be the potential for enhancement of shareholder value.

BancorpSouth is prepared to take advantage of the economic recovery we expect to see in 2002, but we are also prepared to continue our carefully controlled growth if the economy remains at current levels of activity. We have a fully integrated banking office system, sophisticated selling tools, and a broad product line. By strictly enforcing our high credit standards during last year's slowing economy, we have maintained a high-quality loan portfolio and a strong balance sheet. Our already strong capital structure, enhanced by our trust preferred stock issuance, gives us the opportunity to take advantage of attractive investment opportunities. We look forward to leveraging this strong foundation to the benefit of our shareholders.

We would like to acknowledge the support of our dedicated employees and loyal shareholders, who understood our need to take the time to get it right.

Sincerely,

Aubrey B. Patterson
Chairman of the Board,
Chief Executive Officer

James V. Kelley
President,
Chief Operating Officer


ChexSystems

Making the customer our highest priority.

At BancorpSouth, our customers come first. The reason for this is simple. We believe that when you take care of the customers' needs, the Company's needs are served as a natural consequence.

In this regard, we place emphasis on local decision-making. BancorpSouth operates in a six-state region, incorporating a broad range of people, businesses, and industries. "By allowing our local presidents to manage their markets independently, we are able to offer a higher level of commitment and service to our customers,"






BancorpSouth

says Jerry Fielder, BancorpSouth President in Shreveport, Louisiana.

This type of decision-making also benefits the Company because it gives us the flexibility to capitalize on each region's unique competitive circumstances. We can promote different products and services where and when they are needed most. And, we can deliver them at a competitive price that serves both the Company's and our customers' needs.

Relationship-based products and services.

The BancorpSouth sales culture is based on increasing sales through setting goals, providing faster follow-up, and offering greater responsiveness to clients. We continued to make progress in this area through our S.T.A.R. (Superior Techniques Assure Results) process.

S.T.A.R. enhances our ability to offer advice and guidance to clients and prospects. In essence, the typical banker/customer relationship is elevated to one of financial counselor/client. As a result, customers and prospects can be introduced to financial services they might otherwise have not known about or considered.

Working with the American Bankers Association, the S.T.A.R. process was revamped and customized to better fit our internal processes and systems.

Our representatives now have even greater ability to work with clients on an advisory level, rather than on a transaction basis.

There is much evidence that this approach is helping us deliver the right products to the right people. Two noteworthy examples were our focused product efforts to promote upgrades to our core checking accounts, Crown Services and Heritage Checking. These "relationship accounts" offer a wide range of discounts and perks for members. For Crown Services, more new accounts were opened within three months than in the entire year prior. Similar success was recorded for Heritage and Heritage Plus, accounts which are especially for people 50 years and over. At year's end, we initiated an effort to augment internal sales efforts with a mass media advertising campaign.

Another particularly bright spot for 2001 was the record growth in our mortgage business. Low interest rates combined with our quick turnarounds and customer-oriented originators and processors helped contribute to more than $900 million in new and refinanced mortgages for the year.





Building new relationships. Strengthening existing ones.

BancorpSouth has completed numerous acquisitions over the past 10 years. The preeminent goal of every merger we undertake is to minimize any disruption for customers while maintaining market share.

Seamless transitions in new markets.

The conversion of the former First United Bancshares banks to BancorpSouth's system was completed in 2001. Our goal throughout the entire process was to make the transition to BancorpSouth systems as seamless as possible. We introduced the full line of BancorpSouth products, effectively communicated our commitment to our new local communities, and ultimately maintained overall market share. For these reasons, we consider our First United conversion to be an unqualified success.

While not comparable in size to First United, an important strategic acquisition of Pinnacle Bancshares in Little Rock, Arkansas was announced in November. Pinnacle is a small but rapidly growing bank with well-respected and highly professional management.

The Pinnacle acquisition strengthens our existing presence in the greater Little Rock area and enhances our ability to deliver products and services. Customers previously doing business with us in surrounding communities can now bank with us in the largest market and capital city of Arkansas.


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New opportunities in existing markets.

In addition to solidifying our existing regional footprint through selective acquisition, new full-service offices were opened within our existing markets. New offices in Alabama, Mississippi, and Louisiana enhance our capacity to reach attractive new businesses and consumers.

Our Premier Financial Services "team strategy" continues with the opening of Premier Banking Centers in major BancorpSouth markets. This initiative brings private banking, trust, investment, and insurance specialists together to facilitate customer access to a broad range of services. According to John Pearson, Senior Vice President of Premier Banking in Jackson, Mississippi, "We can now offer a broad range of financial experts who can look at the client's total financial picture, coordinate their efforts, and deliver the best solutions. Our clients are excited."





Enhancing customer service through technology.

As BancorpSouth continues to grow, technology is critical to providing our customers with a consistently high level of service.

Major investments were made in our Jackson Street Campus in Tupelo in 2001. Construction was completed on a three-story, 90,000-square-foot building housing various BancorpSouth departments including audit, personal finance, mortgage processing, electronic banking, credit card operations, and mortgage origination.

Another major project was the expansion of our call center. This project increased our capacity for serving not only current needs but also those in the future, with space available to accommodate up to 150 customer service representatives. The call center is designed with efficiency in mind and allows us to answer customer requests quickly. Additionally, the call center will play a role in supporting the various sales and marketing initiatives in the Company.





Interactive training.

Our education program was advanced through the development of a state-of-the-art training and communications center at our Jackson Street Campus. This facility combines an 80-seat auditorium with video conferencing technologies to allow interaction between groups of BancorpSouth employees in Tupelo's corporate offices with others at off-site training locations.

Interactive training is being used throughout BancorpSouth's entire six-state region. Video-based conference sites allow the rapid dissemination of information to employees more efficiently and more cost effectively. For BancorpSouth customers, the benefit is a much higher level of service provided by well-trained, knowledgeable associates.


T - techniques
A - assure

Internet services and loan processing.

The Internet continues to offer new and exciting ways to make financial services of all kinds more convenient and practical for customers and the Company. As Internet banking has grown in popularity, we have enhanced our services for corporate customers using sophisticated corporate cash management systems.

Our Internet-based balance reporting and transaction initiation system, InView, continues to be in the technological forefront with the new InView ACH module and its Positive Pay module. Corporate customers can access their personal computers and download payroll files or direct debit/direct credit files via the Internet.

InView's Positive Pay module addresses the growth and increasing sophistication of check fraud attempts by comparing checks presented for payment against the customer's checks on file. Payment is refused if inconsistencies are found. Our plans are to expand this service in 2002 to offer the same capabilities for electronic payments.

Our proprietary Advanced Loan System (ALS) has also resulted in greater efficiency for BancorpSouth and its customers. This system has allowed us to combine our various loan processing departments into a central operations function. Centralized loan operations, along with efficient software for loan data processing, has greatly facilitated the maintenance of our loan accounts. Additionally, having a single, integrated operating platform like ALS assists us in keeping pace with the effects of our rapid growth and expansion.



BancorpSouth's Six-State Footprint


TENNESSEE
ARKANSAS
MISSISSIPPI
ALABAMA
LOUISIANA
Nashville
Knoxville
Chattanooga
Memphis
Jackson
Fort Smith
Little Rock
Tupelo
Guntersville
Birmingham
Atlanta
Texarkana
El Dorado
Monroe
Shreveport
Opelika
Columbus
Montgomery
Ft. Deposit
Nacogdoches
Hattiesburg
Biloxi
Mobile
Baton Rouge
New Orleans


$7,207,205
$7,899,655
$8,441,697
$9,044,034
$9,395,429
1997
1998
1999
2000
2001
Total Assets in thousands


$4,400,643
$4,935,668
$5,541,961
$6,095,315
$6,073,200
1997
1998
1999
2000
2001
Net Loans in thousands


$79,638
$88,241
$102,411
$74,396
$98,463
1997
1998
1999
2000
2001
Net Income in thousands


$639,012
$723,162
$757,111
$789,576
$805,403
1997
1998
1999
2000
2001
Shareholders' Equity in thousands


$6,102,882
$6,720,906
$7,066,645
$7,480,920
$7,856,840
1997
1998
1999
2000
2001
Total Deposits in thousands


$0.96
$1.03
$1.19
$0.88
$1.19
1997
1998
1999
2000
2001
Diluted Net Income Per Share



Remembering 9/11

It would be impossible for us to reflect on the year 2001 without acknowledging the events of September 11.

We express our sympathy and support to all whose lives were touched by this tragedy. Particularly, we would like to acknowledge the loss of our friend and investment analyst Joe Roberto and his colleagues at Keefe, Bruyette & Woods in the World Trade Center.

Our deepest gratitude goes out to BancorpSouth employees and all people around the world who contributed their time, money, and prayers to the recovery effort. It has been said that the true character of America emerged in the days following this attack on our nation. We could not agree more.

God bless America.

Financial Information 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations 16

Report of Independent Auditors 28

Consolidated Financial Statements 29

Notes to Consolidated Financial Statements 33

BancorpSouth, Inc. Board of Directors and Officers 54

BancorpSouth Bank Board of Directors 54

BancorpSouth Bank Advisory Board Directors and Presidents 55

Selected Financial Information

(Dollars in thousands, except per share amounts)	Years Ended December 31, 2001	2000	1999	1998	1997
Earnings Summary:					
Interest revenue	$ 665,835	$ 674,035	$ 596,670	$ 574,414	$ 523,770
Interest expense	331,093	346,883	280,150	277,104	246,945
Net interest revenue	334,742	327,152	316,520	297,310	276,825
Provision for credit losses	22,259	26,166	17,812	19,310	15,682
Net interest revenue, after provision for credit losses	312,483	300,986	298,708	278,000	261,143
Other revenue	128,633	85,578	100,321	85,418	77,835
Other expense	295,313	274,227	251,882	232,928	225,199
Income before income taxes	145,803	112,337	147,147	130,490	113,779
Income tax expense	47,340	37,941	44,736	42,249	34,141
Net income	$ 98,463	$ 74,396	$ 102,411	$ 88,241	$ 79,638
Per Share Data:					
Net income: Basic	$ 1.19	$ 0.88	$ 1.20	$ 1.04	$ 0.96
Diluted	1.19	0.88	1.19	1.03	0.96
Cash dividends	0.57	0.53	0.49	0.45	0.395
Book value	9.92	9.39	8.84	8.44	7.72
Balance Sheet – Year End Balances:					
Total assets	$ 9,395,429	$ 9,044,034	$ 8,441,697	$ 7,899,655	$ 7,207,205
Total securities	2,193,654	2,046,529	2,111,597	2,147,609	2,032,644
Loans, net of unearned discount	6,073,200	6,095,315	5,541,961	4,935,668	4,400,643
Total deposits	7,856,840	7,480,920	7,066,645	6,720,906	6,102,882
Long-term debt	140,939	152,049	166,247	197,420	88,308
Total shareholders' equity	805,403	789,576	757,111	723,162	639,012
Selected Ratios:					
Return on average assets	1.06 %	0.85 %	1.26 %	1.16 %	1.17 %
Return on average equity	12.36 %	9.76 %	13.89 %	12.95 %	12.97 %

Summary of Quarterly Results

(In thousands, except per share amounts)	QUARTER ENDED Mar 31	June 30	Sept 30	Dec 31
2001				
Interest revenue	$ 174,140	$ 169,677	$ 164,982	$ 157,036
Net interest revenue	81,599	80,924	84,437	87,782
Provision for credit losses	4,097	4,769	6,852	6,541
Income before income taxes	32,620	34,900	31,033	47,250
Net income	22,319	23,246	21,583	31,315
Earnings per share: Basic	0.27	0.28	0.26	0.39
Diluted	0.27	0.28	0.26	0.38
Dividends per share	0.14	0.14	0.14	0.15
2000				
Interest revenue	$ 158,729	$ 163,586	$ 173,325	$ 178,395
Net interest revenue	81,328	82,458	80,567	82,799
Provision for credit losses	4,615	5,398	10,656	5,497
Income before income taxes	39,267	38,510	16,871	17,689
Net income	26,645	25,984	9,492	12,275
Earnings per share: Basic	0.31	0.31	0.11	0.15
Diluted	0.31	0.31	0.11	0.15
Dividends per share	0.13	0.13	0.13	0.14
1999				
Interest revenue	$ 143,449	$ 145,545	$ 149,685	$ 157,991
Net interest revenue	76,234	77,694	79,505	83,087
Provision for credit losses	3,751	4,094	4,798	5,169
Income before income taxes	35,130	36,304	38,902	36,811
Net income	24,988	24,832	26,172	26,419
Earnings per share: Basic	0.29	0.29	0.31	0.31
Diluted	0.29	0.29	0.30	0.31
Dividends per share	0.12	0.12	0.12	0.13

Stock Prices and Dividends

The common stock of BancorpSouth, Inc. (the "Company") trades on the New York Stock Exchange under the symbol BXS. The following table sets forth, for the periods indicated, the range of sales prices of the Company's common stock as reported on the New York Stock Exchange.

Year	Quarter	High	Low	Cash Dividends Declared Per Share
2001	First	$ 15.63	$ 12.06	$ 0.14
	Second	17.00	14.00	0.14
	Third	16.97	13.45	0.14
	Fourth	17.00	14.25	0.15
2000	First	$ 16.63	$ 14.00	$ 0.13
	Second	17.25	14.00	0.13
	Third	15.31	13.81	0.13
	Fourth	14.88	11.88	0.14

The Company is a bank holding company headquartered in Tupelo, Mississippi. BancorpSouth Bank (the "Bank"), the Company's banking subsidiary, has commercial banking operations in Mississippi, Tennessee, Alabama, Arkansas, Texas and Louisiana. The Bank and its consumer finance, credit life insurance, insurance agency and brokerage subsidiaries provide commercial banking, leasing, mortgage origination and servicing, life insurance, brokerage and trust services to corporate customers, local governments, individuals and other financial institutions through an extensive network of branches and offices.

The following discussion provides certain information concerning the consolidated financial condition and results of operations of the Company. For a complete understanding of the following discussion, you should refer to the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

Three Years Ended December 31, 2001
Results of Operations

Summary

The table below summarizes the Company's net income, return on average assets and return on average shareholders' equity for the years ended December 31, 2001, 2000 and 1999. The Company's discussion and analysis is based on reported financial information; however, certain information is also being provided regarding the impact of certain large or unusual amounts that occurred during 2000 in the form of restructuring, merger-related and other charges incurred because of the merger with First United Bancshares, Inc. on August 31, 2000 (see Note 2 to Consolidated Financial Statements). The additional information is provided to enhance comparability of financial information between years and to provide a better understanding of the Company's continuing operations.

(Dollars in thousands, except per share amounts)	2001	2000	1999
Net income	$ 98,463	$ 74,396	$ 102,411
Net income per share: Basic	$ 1.19	$ 0.88	$ 1.20
Diluted	$ 1.19	$ 0.88	$ 1.19
Return on average assets	1.06 %	0.85 %	1.26 %
Return on average shareholders' equity	12.36 %	9.76 %	13.89 %

Net income increased 32.3% to $98.5 million in 2001 from $74.4 million in 2000, which represented a 27.4% decrease from $102.4 million in 1999. While reporting a significant increase over 2000's net income, the Company's earnings for 2001 were negatively impacted by rapidly declining interest rates and a slowing economy. Contributing to the increase in 2001 earnings, when compared to 2000, were $22.5 million (net of tax) in restructuring, merger-related and other charges included in 2000's results. These restructuring, merger-related and other charges principally impacted the third and fourth quarter of 2000 and reduced 2000 net income per share by $0.27 and $0.26, basic and diluted, respectively. The inclusion of these restructuring, merger-related and other charges in 2000 was the primary reason for the 27.4% decline in net income in 2000 when compared to 1999. The components of net income are discussed in more detail in the various headings that follow.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 to Consolidated Financial Statements). The Company believes that its determination of the allowance for credit losses and the valuation of mortgage servicing rights involve a higher degree of judgment and complexity than the Company's other significant accounting policies. Further, these estimates can be materially impacted by changes in (1) market conditions or (2) the actual or perceived financial condition of the Company's borrowers, subjecting the Company to significant volatility of earnings.

The allowance for credit losses is established through the provision for credit losses, which is a charge against earnings. Provisions for credit losses are made to reserve for estimated probable losses on loans. The allowance for credit losses is a significant estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower's ability to pay. The use of different estimates or assumptions could produce different provisions for credit losses.

The need for and the amount of a valuation allowance to reflect the carrying value of capitalized mortgage servicing rights at the lower of cost or fair value is a significant estimate and, if determined necessary, is reflected as a charge against mortgage lending revenue. In determining the fair value of capitalized mortgage servicing rights, the Company utilizes the expertise of an independent third party. Relying on assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends, and industry demand, a fair value estimate of the Company's capitalized mortgage servicing rights is performed and reviewed by management. The use of different estimates or assumptions could produce different fair values. The Company does not routinely hedge the value of capitalized mortgage servicing rights and is susceptible to significant fluctuations in value in rapidly changing interest rate environments. At December 31, 2001, the Company's servicing asset was $37.2 million, net of impairment.

Net Interest Revenue

The Federal Reserve reduced short-term interest rates 11 times over the course of 2001, totaling 475 basis points. This dramatic decline in interest rates created considerable pressure on the Company's net interest revenue as a larger volume of its interest bearing assets were being repriced in the short term (6 months or less) to lower interest rates faster than its interest bearing liabilities. Net interest revenue increased 2.3% to $334.7 million in 2001 from $327.2 million in 2000, which represented an increase of 3.4% from $316.5 million in 1999. Net interest revenue is the difference between interest revenue earned from earning assets such as loans, leases and securities, and interest expense paid on liabilities such as deposits and borrowings, and continues to provide the Company with its principal source of revenue. Net interest revenue is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. For purposes of the following discussion, revenue from tax-exempt loans and investment securities has been adjusted to fully taxable equivalent amounts, using an effective tax rate of 35%.

Interest income decreased 1.3% to $677.4 million in 2001 from $686.1 million in 2000, which represented an increase of 12.7% from $608.6 million in 1999. While average interest earning assets increased 5.7% to $8.7 billion in 2001, this volume increase was more than offset by a decrease in the yield of those assets of 55 basis points to 7.83% in 2001, resulting in a decrease in interest income. The increase in interest income during 2000 was attributable to a 7.6% increase in average interest earning assets to $8.2 billion during 2000, and an increase in the yield of those assets of 38 basis points to 8.38% in 2000.

Interest expense decreased 4.6% to $331.1 million in 2001 from $346.9 million in 2000, which represented an increase of 23.8% from $280.2 million in 1999. While average interest bearing liabilities increased 6.0% to $7.3 billion in 2001, this volume increase was more than offset by a decrease in the average rate paid on those liabilities of 50 basis points to 4.51% in 2001. The increase in interest expense during 2000 was attributable to an 8.6% increase in average interest bearing liabilities to $6.9 billion in 2000, and an increase in the average rate paid on those liabilities of 61 basis points to 5.01% in 2000.

The relative performance of the lending and deposit-raising functions is frequently measured by two calculations – net interest margin and net interest rate spread. Net interest margin is determined by dividing fully-taxable equivalent net interest revenue by average earning assets. Net interest rate spread is the difference between the average fully-taxable equivalent yield earned on interest earning assets and the average rate paid on interest bearing liabilities. Net interest margin is generally greater than the net interest rate spread due to the additional income earned on those assets funded by non-interest bearing liabilities, or free funding, such as demand deposits and shareholders' equity.

Net interest margin for 2001 was 4.00%, a decline of 14 basis points from 4.14% for 2000, which represented a decline of 18 basis points from 4.32% for 1999. Net interest rate spread for 2001 was 3.32%, a decline of five basis points from 3.37% for 2000, which represented a decrease of 23 basis points from 3.60% for 1999. The decline in net interest margin and net interest rate spread in 2001 was due to the decrease in asset yield that was not fully offset by the smaller decrease in funding cost. Because the Company was asset sensitive in the short-term in 2001, the 475 basis point decline in short-term interest rates during 2001 resulted in interest bearing assets being repriced more quickly than interest bearing liabilities, thus reducing net interest margin and net interest rate spread.

The Company experienced significant growth in average interest earning assets and average interest bearing liabilities during the three years ended December 31, 2001. Average interest earning assets increased 5.7% during 2001, 7.6% during 2000 and 7.3% during 1999, due to increases in the Company's loan and securities portfolios. Average interest bearing liabilities increased 6.0% during 2001, 8.6% during 2000 and 7.4% during 1999, due to increases in the Company's deposits and short-term borrowings.

The following table presents average interest earning assets, average interest bearing liabilities, net interest income, net interest margin and net interest rate spread for the three years ended December 31, 2001. Each of the measures is reported on a fully-taxable equivalent basis.

	2001			2000			1999		
(Taxable equivalent basis) (Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
Loans (net of unearned income) [1][2]	$ 6,010,841	$ 516,098	8.59%	$ 5,791,569	$ 527,618	9.11%	$ 5,211,539	$ 459,593	8.82%
Mortgages held for sale	53,558	3,381	6.31%	39,461	3,111	7.88%	51,602	3,638	7.05%
Held-to-maturity securities:									
Taxable	920,939	56,417	6.13%	796,125	49,086	6.17%	670,051	39,007	5.82%
Non-taxable [3]	214,694	16,411	7.64%	325,027	24,108	7.42%	315,206	23,072	7.32%
Available-for-sale securities:									
Taxable	831,885	50,848	6.11%	1,040,875	68,740	6.60%	1,108,558	67,939	6.13%
Non-taxable [4]	180,370	13,073	7.25%	73,829	6,011	8.14%	88,364	7,163	8.11%
Federal funds sold and short-term investments	439,621	21,200	4.82%	119,752	7,440	6.21%	162,578	8,135	5.00%
Total interest earning assets and revenue	8,651,908	677,428	7.83%	8,186,638	686,114	8.38%	7,607,898	608,547	8.00%
Other assets	691,608			646,878			604,718		
Less: allowance for credit losses	(81,604)			(77,042)			(73,420)		
Total	$ 9,261,912			$ 8,756,474			$ 8,139,196		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Demand – interest bearing	$ 1,893,075	$ 50,727	2.68%	$ 1,672,466	$ 54,226	3.24%	$ 1,585,545	$ 45,379	2.86%
Savings	885,025	31,839	3.60%	874,707	38,948	4.45%	956,056	36,144	3.78%
Time	3,912,405	218,272	5.58%	3,758,003	217,191	5.78%	3,376,833	175,228	5.19%
Federal funds purchased, securities sold under repurchase agreements and other short-term borrowings [5]	503,024	21,614	4.30%	454,089	26,742	5.89%	270,185	13,748	5.09%
Long-term debt	145,097	8,641	5.96%	164,683	9,776	5.94%	185,632	9,651	5.20%
Total interest bearing liabilities and expenses	7,338,626	331,093	4.51%	6,923,948	346,883	5.01%	6,374,251	280,150	4.40%
Demand deposits – non-interest bearing	1,003,229			967,823			934,169		
Other liabilities	123,351			102,819			93,250		
Total liabilities	8,465,206			7,994,590			7,401,670		
Shareholders' equity	796,706			761,884			737,526		
Total	$ 9,261,912			$ 8,756,474			$ 8,139,196		
Net interest revenue		$ 346,335			$ 339,231			$ 328,397	
Net interest margin			4.00%			4.14%			4.32%
Net interest rate spread			3.32%			3.37%			3.60%
Interest bearing liabilities to interest earning assets			84.82%			84.58%			83.78%

(1) Includes taxable equivalent adjustments of $1,273,000, $1,538,000 and $1,293,000 in 2001, 2000 and 1999, respectively, using an effective tax rate of 35%.
(2) Non-accrual loans are immaterial for each of the years presented.
(3) Includes taxable equivalent adjustments of $5,744,000, $8,438,000 and $8,092,000 in 2001, 2000 and 1999, respectively, using an effective tax rate of 35%.
(4) Includes taxable equivalent adjustments of $4,576,000, $2,103,000 and $2,492,000 in 2001, 2000 and 1999, respectively, using an effective tax rate of 35%.
(5) Interest expense includes interest paid on liabilities not included in averages.

Net interest revenue may also be analyzed by segregating the rate and volume components of interest revenue and interest expense. The table that follows presents an analysis of rate and volume change in net interest revenue from 2000 to 2001 and from 1999 to 2000. Changes that are not solely due to volume or rate have been allocated to volume.

	2001 OVER 2000 – INCREASE (DECREASE)			2000 OVER 1999 – INCREASE (DECREASE)		
(Taxable equivalent basis) *(In thousands)*	Volume	Rate	Total	Volume	Rate	Total
INTEREST REVENUE						
Loans (net of unearned income)	$ 18,827	$ (30,347)	$ (11,520)	$ 52,841	$ 15,184	$ 68,025
Mortgages held for sale	890	(620)	270	(957)	430	(527)
Held-to-maturity securities:						
Taxable	7,646	(315)	7,331	7,773	2,306	10,079
Non-taxable	(8,434)	737	(7,697)	728	308	1,036
Available-for-sale securities:						
Taxable	(12,774)	(5,118)	(17,892)	(4,470)	5,271	801
Non-taxable	7,722	(660)	7,062	(1,183)	31	(1,152)
Federal funds sold and short-term investments	15,425	(1,665)	13,760	(2,661)	1,966	(695)
Total	29,302	(37,988)	(8,686)	52,071	25,496	77,567
INTEREST EXPENSE						
Demand – interest bearing	5,911	(9,411)	(3,500)	2,818	6,028	8,846
Savings	371	(7,479)	(7,108)	(3,622)	6,424	2,802
Time	8,614	(7,533)	1,081	22,029	19,933	41,962
Federal funds purchased, securities sold under repurchase agreements and other short-term borrowings	2,103	(7,229)	(5,126)	10,830	2,164	12,994
Long-term debt	(1,166)	31	(1,135)	(1,244)	1,368	124
Total	15,833	(31,621)	(15,788)	30,811	35,917	66,728
Total increase (decrease)	$ 13,469	$ (6,367)	$ 7,102	$ 21,260	$ (10,421)	$ 10,839

Interest Rate Sensitivity

The interest rate sensitivity gap is the difference between the maturity or repricing scheduling of interest sensitive assets and interest sensitive liabilities for a given period of time. A prime objective of asset/liability management is to maximize net interest margin while maintaining a reasonable mix of interest sensitive assets and liabilities. The following table sets forth the Company's interest rate sensitivity at December 31, 2001.

(In thousands)	0 to 90 Days	91 Days to 1 Year	Over 1 Year to 5 Years	Over 5 Years
	INTEREST RATE SENSITIVITY • MATURING OR REPRICING			
Interest earning assets:				
Interest bearing deposits with banks	$ 18,030	$ -	$ -	$ -
Federal funds sold & repurchase agreements	343,511	-	-	-
Held-to-maturity securities	25,707	105,058	645,405	334,293
Available-for-sale securities	105,318	43,193	603,278	331,402
Loans, net of unearned discount	2,271,394	1,302,828	2,311,365	187,613
Mortgages held for sale	65,537	-	-	-
Total interest earning assets	2,829,497	1,451,079	3,560,048	853,308
Interest bearing liabilities:				
Interest bearing demand deposits & savings	3,069,380	-	-	-
Time deposits	1,393,590	1,650,145	633,106	2,120
Federal funds purchased & securities sold under repurchase agreements	473,912	-	-	-
Long-term debt	5,000	-	-	135,939
Other	917	361	900	150
Total interest bearing liabilities	4,942,799	1,650,506	634,006	138,209
Interest rate sensitivity gap	$ (2,113,302)	$ (199,427)	$ 2,926,042	$ 715,099
Cumulative interest sensitivity gap	$ (2,113,302)	$ (2,312,729)	$ 613,313	$ 1,328,412

In the event interest rates decline after 2001, based on this interest rate sensitivity gap, it is likely that the Company would experience a slightly positive effect on net interest income in the following one year period, as the cost of funds will decrease at a more rapid rate than interest income on interest earning assets. Conversely, in periods of increasing interest rates, based on this interest rate sensitivity gap, the Company would likely experience decreased net interest income. It should be noted that the balances shown in the table above are for a specific point in time and may not be reflective of positions at other times during the year or in subsequent periods. Allocations to specific interest rate sensitivity periods are based on the earlier of maturity or repricing dates.

Provisions for Credit Losses and Allowance for Credit Losses

The provision for credit losses is the annual cost of providing an allowance or reserve for estimated probable losses on loans. The Company employs a systematic methodology for determining its allowance for credit losses and considers both qualitative and quantitative factors. Some of the quantitative factors considered by the Company include loan growth, changes in the size and characteristics of the loan portfolio, net charge-offs, changes in nonperforming and past due loans, historical loan loss experience, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral, concentrations of loans to specific borrowers or industries and other factors. Some of the qualitative factors that the Company considers include existing general economic conditions, the existing risks of individual loans and other factors.

The process of determining the adequacy of the provision requires that management make material estimates and assumptions that are particularly susceptible to significant change. In employing its systematic methodology, the Company follows several processes to determine the allowance for credit losses.

The allowance for credit losses for commercial loans is based principally upon the Company's loan classification system. The Company has a disciplined approach for assigning credit ratings and classifications to individual credits. Each credit is assigned a grade by the relevant loan officer, which serves as a basis for the credit analysis of the entire portfolio. The grade assigned considers the borrower's creditworthiness, collateral values, cash flows and other factors. An independent loan review department is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures and other factors that may affect the overall adequacy of the allowance. The loan review department is supplemented by regulatory agencies that provide an additional level of review. The loss factors assigned to each classification are based upon the attributes (loan to collateral values, borrower creditworthiness, etc.) of the loans typically assigned to each grade. Management periodically reviews the loss factors assigned in light of the general economic environment and overall condition of the loan portfolio and modifies the loss factors assigned to each classification as deemed appropriate. The allowance for credit losses for the consumer loan portfolio is based upon delinquencies and historic loss rates. The overall allowance includes a component representing the results of other analyses intended to ensure that the allowance is adequate to cover other probable losses inherent in the portfolio. This component considers analyses of changes in credit risk resulting from the differing underwriting criteria in acquired loan portfolios, industry concentrations, changes in the mix of loans originated, overall credit criteria and other economic indicators.

The provision for credit losses, the allowance for credit losses as a percentage of loans outstanding at the end of 2001, 2000 and 1999 and net charge-offs for those years are shown in the following table:

(Dollars in thousands)	2001	2000	1999
Provision for credit losses	$ 22,259	$ 26,166	$ 17,812
Allowance for credit losses as a percentage of loans outstanding at year end	1.37 %	1.34 %	1.34 %
Net charge-offs	$ 20,839	$ 19,634	$ 12,965
Net charge-offs as a percentage of average loans	0.35 %	0.34 %	0.25 %

The provision for credit losses for 2001 decreased 14.9% from the provision for 2000, which reflected a special charge of $6.1 million made to provide for probable losses in the loan portfolio acquired in the merger with First United Bancshares, Inc., and to reflect differences in underwriting standards at the acquired company. In part, these differences in underwriting standards also led to a 6.1% increase in net charge-offs during 2001 and increases in internal credits ratings and classifications of the Company's overall loan portfolio at December 31, 2001. If the 2000 provision for credit losses is reduced by the special charge of $6.1 million, the Company's 2001 provision increased by $2.2 million, or 10.9%, as compared to the 2000 provision. This increase in provision reflects the increased level of net charge-offs in 2001 versus 2000, $20.8 million in 2001 compared to $19.6 million in 2000. The increase in provision in 2001 versus 2000 also reflects the increase in non-performing assets which totaled $60.0 million at December 31, 2001, compared to $50.1 million at December 31, 2000. The provision for credit losses for 2000 increased 46.9% from the provision for 1999, principally as a result of the $6.1 million special charge related to the merger with First United Bancshares, Inc. and because of a 51.4% increase in net charge-offs during 2000. The increase in provision in 2000 versus 1999 also reflects the increase in non-performing assets which totaled $50.1 million at December 31, 2000, compared to $43.0 million at December 31, 1999. In all years presented, increases in consumer based loans were the principal contributors to the higher levels of net charge-offs.

For further information on nonperforming and classified loans, see "Financial Condition – Loans."

Other Revenue

The components of other revenue for the years ended December 31, 2001, 2000 and 1999 and the percentage change from the prior year are shown in the following table:

	2001		2000		1999	
(Dollars in thousands)	Amount	% Change	Amount	% Change	Amount	% Change
Mortgage lending	$ 17,186	+58.0%	$ 10,874	-40.5%	$ 18,289	+32.4 %
Service charges	42,759	+5.7	40,472	+10.9	36,503	+7.9
Life insurance premiums	4,528	+5.3	4,300	+8.2	3,975	+8.8
Trust income	6,929	+3.4	6,700	+4.7	6,400	+9.6
Securities gains (losses), net	10,671	NM	(15,632)	NM	4,416	+224.0
Insurance commissions	20,422	+27.4	16,034	+18.1	13,573	+8.8
Other	26,138	+14.5	22,830	+33.0	17,165	+18.9
Total other revenue	$ 128,633	+50.3%	$ 85,578	-14.7%	$ 100,321	+17.4 %

The Company's revenue from mortgage lending consists principally of revenue generated by originating loans, which includes loan origination fees and net gains or losses from the sales of mortgage loans, and by servicing loans for others. The Company's mortgage lending revenue typically fluctuates as interest rates change. The Company's normal practice is to generate mortgage loans, sell them in the secondary market and retain the servicing rights to the sold loans. The origination process, which includes secondary marketing, otherwise referred to as the sale of loans originated, produced revenue of $19.0 million, $8.2 million, and $11.3 million for 2001,

2000 and 1999, respectively. Of the revenue from the origination process, the sale of mortgage loans resulted in net losses of $1.7 million, $1.5 million and $2.6 million for 2001, 2000 and 1999, respectively. Historically, origination volumes have varied as mortgage interest rates have changed. Rising mortgage interest rates have generally resulted in a decrease in the volume of originations, while falling mortgage interest rates have generally resulted in an increased volume of originations. The servicing process includes the actual servicing of loans and the recognition of changes in the valuation of capitalized mortgage servicing rights. Capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. The servicing process generated a loss of $1.8 million in 2001, and revenues of $2.7 million in 2000 and $7.0 million in 1999. The fluctuation in servicing revenue is primarily due to changes in the valuation of capitalized mortgage servicing rights. Lower mortgage rates in 2001 and 2000 resulted in impairment expense of $4.9 million in 2001 and $1.0 million in 2000. Rising mortgage interest rates during 1999 resulted in the recovery of $3.3 million during 1999 of previously recorded impairment. The following table presents the principal amount of mortgage loans serviced at December 31, 2001, 2000 and 1999 and the percentage change from the previous year end.

	2001		2000		1999	
(Dollars in millions)	Amount	% Change	Amount	% Change	Amount	% Change
Mortgage loans serviced	$ 2,522	+13.8%	$ 2,217	+6.3%	$ 2,085	+13.6%

Service charges on deposit accounts increased in 2001, 2000 and 1999 because of higher volumes of items processed, growth in the number of deposit accounts and rate increases. Life insurance premium revenue increased 5.3% in 2001, 8.2% in 2000 and 8.8% in 1999. Trust income increased 3.4% in 2001, 4.7% in 2000 and 9.6% in 1999, as a result of increases in the number of trust accounts and the value of assets under care (either managed or in custody). Net securities gains of $10.7 million were recorded in 2001 and reflect the sales of securities from the available-for-sale portfolio and certain securities that were within three months of maturity from the held-to-maturity portfolio. In the second half of 2001, approximately $200 million in intermediate term securities were purchased in anticipation of further reductions in interest rates that could result in the recognition of additional impairment charges related to the Company's mortgage servicing asset. These securities were sold in the third quarter of 2001 with a gain of $3.9 million. The proceeds were again reinvested in intermediate term securities and these securities were sold in the fourth quarter of 2001 with a gain of $3.6 million. In 2000, the Company restructured the securities portfolio acquired through the August 31, 2000 merger with First United Bancshares, Inc. by selling approximately $680 million of securities and reinvesting the net proceeds in higher yielding securities, which resulted in securities losses of $15.7 million in the fourth quarter of 2000. In 1999, the Company established a charitable foundation and contributed appreciated equity securities to initially fund the foundation. This transaction resulted in securities gains of approximately $4.14 million, which are reflected in the results for 1999. Revenue from insurance commissions grew steadily during 2001, 2000 and 1999, as the Company continued to expand those products and services. The increases in the other component of other revenue in 2001, 2000 and 1999 were primarily attributable to fees generated from brokerage activities, as well as increased analysis charges and debit card net interchange.

Other Expense

The components of other expense for the years ended December 31, 2001, 2000 and 1999 and the percentage change from the prior year are shown in the following table:

	2001		2000		1999	
(Dollars in thousands)	Amount	% Change	Amount	% Change	Amount	% Change
Salaries and employee benefits	$ 155,680	+16.3%	$ 133,855	+7.3%	$ 124,750	+9.0%
Occupancy, net	20,529	+11.9	18,343	+8.4	16,918	+7.5
Equipment	26,799	+11.0	24,137	+11.7	21,618	+7.5
Telecommunications	8,693	+20.2	7,234	+1.9	7,096	+18.5
Merger-related	-	-100.0	9,215	+656.6	1,218	-65.9
Other	83,612	+2.7	81,443	+1.4	80,282	+9.9
Total other expense	$ 295,313	+7.7%	$ 274,227	+8.9%	$ 251,882	+8.1%

Salaries and employee benefits expense for 2001, 2000 and 1999 included increases in salaries and employee benefits due to incentive payments and salary increases, increases in the cost of employee health care benefits and the hiring of employees to staff the banking locations added during those years; however, salaries and employee benefits expense for all three years were impacted by changes in stock appreciation rights (SARs) expense, which is included in salaries and employee benefits expense. The Company previously granted SARs to certain of its employees, which requires the Company to recognize an expense in the event of an increase in the market price of the Company's common stock or a reduction of expense in the event of a decline in the market price of the Company's common stock. In 2001, the Company's common stock price increased approximately 36.2%, which resulted in SAR expense of $1,903,000. In 2000, the Company's common stock price declined by approximately 25.3%, and in 1999, the Company's common stock price declined by approximately 9.9%. As a result of these declines in value, reductions in expense of $1,844,000, and $956,000 were recorded in 2000 and 1999, respectively. At December 31, 2001, the Company had approximately 445,000 SARs outstanding. Based on that amount, a dollar increase in the Company's stock price would result in $445,000 in SAR expense while a dollar decrease in the Company's stock price would result in a $445,000 reduction in SAR expense.

Occupancy and equipment expenses increased in 2001, 2000 and 1999 principally as a result of additional branch offices, equipment upgrades and upgrades to the Company's internal operating systems. Telecommunications expense increased as a result of expanded voice and data networks and expansion of the Bank's call center, all of which related to providing higher levels of convenient consumer oriented banking services. The increase during 1999 in the other component of other expense was primarily attributable to a contribution of appreciated equity securities with an aggregate market value of $4.14 million to a charitable foundation established by the Company in 1999.

As a direct result of the Company's merger activity, merger-related and other costs of $9.2 million and $1.2 million were recorded in 2000 and 1999, respectively. These merger-related and other costs included termination and change of control payments, contract termination charges, professional fees, elimination of duplicate facilities charges and other charges.

Financial Condition

Loans

The Company's loan portfolio represents the largest single component of the Company's earning asset base, comprising 69.5% of average earning assets during 2001. The following table indicates the average loans, year end balances of the loan portfolio and the percentage increases for the years presented.

	2001		2000		1999	
(Dollars in millions)	Amount	% Change	Amount	% Change	Amount	% Change
Loans, net of unearned – average	$ 6,010	+3.8%	$ 5,791	+11.1%	$ 5,211	+10.6%
Loans, net of unearned – year end	6,073	-0.4	6,095	+10.0	5,542	+12.3

While average loans increased 3.8% in 2001 when compared to 2000, loans outstanding at December 31, 2001 were down slightly, 0.4%, when compared to December 31, 2000. This slowdown in loan growth in 2001 reflects general weakness in the economy of many of the markets served by the Company. In addition, part of the slowdown in loan growth in 2001 is due to the Company's decision to reduce its exposure to indirect automobile sales financing by allowing its portfolio of such loans to decline. The Company's portfolio of indirect automobile loans decreased $113.9 million since December 31, 2000, reaching $146.4 million at December 31, 2001.

Quality is stressed in the Company's lending policy as opposed to growth. The Company's non-performing assets, which are carried either in the loan account or other assets on the consolidated balance sheets, were as follows at the end of each year presented.

(Dollars in thousands)	2001	2000	1999
Foreclosed properties	$ 16,140	$ 7,893	$ 11,182
Non-accrual loans	10,825	15,572	13,352
Loans 90 days or more past due, still accruing	33,012	25,732	17,311
Restructured loans	40	879	1,125
Total non-performing assets	$ 60,017	$ 50,076	$ 42,970
Total non-performing assets as a percentage of net loans	0.99%	0.82%	0.78%

The increases in the Company's non-performing assets in 2001 and 2000 reflect a general slow down in the overall economy of the region serviced by the Company. The Company has not, as a matter of policy, participated in any highly leveraged transactions nor made any loans or investments relating to corporate transactions such as leveraged buyouts or leveraged recapitalizations. At December 31, 2001, 2000 and 1999, the Company did not have any concentration of loans in excess of 10% of loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. However, the Company does conduct business in a geographically concentrated area. The ability of the Company's borrowers to repay loans may be dependent upon the economic conditions prevailing in the Company's market area.

Included in non-performing assets above were loans the Company considered impaired totaling $17.6 million, $14.7 million and $7.9 million at December 31, 2001, 2000 and 1999, respectively.

Securities and Other Earning Assets

The securities portfolio is used to make various term investments, to provide a source of liquidity and to serve as collateral to secure certain types of deposits and borrowings. A portion of the Company's securities portfolio continues to be tax-exempt. Investments in tax-exempt securities totaled $365.8 million at December 31, 2001, compared to $414.9 million at the end of 2000. The Company invests only in investment grade securities, with the exception of obligations of certain counties and municipalities within the Company's market area, and avoids other high yield non-rated securities and investments.

At December 31, 2001, the Company's available-for-sale securities totaled $1.1 billion. These securities, which are subject to possible sale, are recorded at fair value. At December 31, 2001, the Company held no securities whose decline in fair value was considered other than temporary.

Net unrealized gains on investment securities as of December 31, 2001 totaled $77.3 million. Net unrealized gains on held-to-maturity securities comprised $37.9 million of that total, while net unrealized gains on available-for-sale securities were $39.4 million. Net unrealized gains on investment securities as of December 31, 2000 totaled $35.1 million. Of that total, $10.5 million was attributable to held-to-maturity securities and $24.6 million to available-for-sale securities.

In the fourth quarter of 2000, the Company restructured the securities portfolio acquired in the August 31, 2000 merger with First United Bancshares, Inc. by selling approximately $680 million of securities and reinvesting the net proceeds in higher yielding securities.

Deposits

Deposits are the Company's primary source of funds to support its earning assets. The Company has been able to effectively compete for deposits in its primary market areas.

The following table presents the Company's average deposit mix and percentage change for the years indicated.

	2001		2000		1999	
(Dollars in millions)	Average Balance	% Change	Average Balance	% Change	Average Balance	% Change
Interest bearing deposits	$ 6,690	+6.1%	$ 6,305	+6.5%	$ 5,918	+6.1%
Non-interest bearing deposits	1,003	+3.7	967	+3.6	934	+8.5
Total average deposits	$ 7,693	+5.8	$ 7,272	+6.1	$ 6,852	+6.4

Liquidity, Capital Resources and Off-Balance Sheet Arrangements

One of the Company's goals is to provide adequate funds to meet changes in loan demand and increases in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term liquid assets. These sources, coupled with a stable deposit base and a strong reputation in the capital markets, allow the Company to fund earning assets and maintain the availability of funds. Management believes that the Company's traditional sources of maturing loans and investment securities, sales of mortgages held for sale, cash from operating activities and a strong base of core deposits are adequate to meet the Company's liquidity needs for normal operations. To provide additional liquidity, the Company utilizes short-term financing through the purchase of federal funds and securities lending arrangements. Further, the Company maintains a borrowing relationship with the Federal Home Loan Bank (FHLB) which provides liquidity to fund term loans with borrowings of matched or longer maturities. At December 31, 2001, the Company had long-term advances from the FHLB totaling approximately $141 million, bearing interest rates from 5.75% to 7.19%. The Company has pledged first mortgage loans to secure the FHLB borrowings and has $397 million in additional borrowing capacity under the existing FHLB borrowing agreement. Further, the Company has informal federal funds borrowing arrangements aggregating $1.8 billion. Secured borrowing arrangements utilizing the Company's securities portfolio also provide substantial additional liquidity to the Company. Such arrangements typically provide for borrowings of 95% to 98% of the unencumbered fair value of the Company's U.S. Government and government agencies' securities portfolio. Should the Company's traditional sources of liquidity be constrained, forcing the Company to pursue avenues of funding not typically used, the Company's net interest margin could be impacted negatively. The Company has not used in the past and does not expect to use in the future off-balance sheet entities to support the Company's liquidity and capital needs. These entities are commonly referred to as special purpose entities and are often used as a mechanism to facilitate the sale of assets. The Company does utilize, among other tools, maturity gap tables, interest rate shock scenarios and an active asset and liability management committee to analyze, manage and plan asset growth and to assist in managing the Company's net interest margin and overall level of liquidity. The Company's approach to providing adequate liquidity has been successful in the past and management does not anticipate any near- or long-term changes to its liquidity strategies.

In the ordinary course of business, the Company enters into various off-balance sheet commitments and other arrangements to extend credit, which are not reflected in the consolidated financial position of the Company. The business purpose of these off-balance sheet commitments is the routine extension of credit. As of December 31, 2001, commitments to extend credit included approximately $58 million for letters of credit and approximately $1.2 billion for mortgage financing, construction credit, credit card and other revolving line of credit arrangements. While most of the commitments to extend credit are made at variable rates, included in these commitments are forward commitments to fund individual fixed-rate mortgage loans of approximately $45.7 million at December 31, 2001. The fair value of these loan commitments was a loss of approximately $69,000, which has been recognized in the Company's results of operations. Fixed-rate lending commitments expose the Company to risks associated with movements in interest rates. As a method to manage these risks, the Company also enters into forward commitments to sell individual fixed-rate mortgage loans. At December 31, 2001, the Company had $81.2 million in such commitments to sell, with a carrying and fair value of $1.5 million. The Company also faces the risk of deteriorating credit quality of borrowers to whom a commitment to extend credit has been made, however no significant credit losses are expected from these commitments and arrangements.

The Company is required to comply with the risk-based capital guidelines established by the Board of Governors of the Federal Reserve System. These guidelines apply a variety of weighting factors which vary according to the level of risk associated with the assets. Capital is measured in two "Tiers": Tier I consists of common shareholders' equity and qualifying noncumulative perpetual preferred stock, less goodwill and certain other intangible assets, and Tier II consists of general allowance for losses on loans and leases, "hybrid" debt capital instruments, and all or a portion of other subordinated capital debt, depending upon remaining term to maturity. Total capital is the sum of Tier I and Tier II capital. The Company's Tier I capital and total capital, as a percentage of total risk-adjusted assets, was 10.70% and 11.91%, respectively, at December 31, 2001, compared to 11.31% and 12.56%, respectively, at December 31, 2000. Both ratios exceeded the required minimum levels for these ratios of 4% and 8%, respectively, for each period. In addition, the Company's Tier I leverage capital ratio (Tier I capital divided by total assets, less goodwill) was 7.94% at December 31, 2001, and 8.10% at December 31, 2000, compared to the required minimum leverage capital ratio of 3%.

The FDIC's capital-based supervisory system for insured financial institutions categorizes the capital position for banks into five categories, ranging from well capitalized to critically undercapitalized. For a bank to classify as "well capitalized," the Tier I risk-based capital, total risk-based capital and leverage capital ratios must be at least 6%, 10% and 5%, respectively. The Bank met the criteria for the "well capitalized" category at December 31, 2001.

The Company may pursue acquisition transactions of depository institutions and businesses closely related to banking which further the Company's business strategies. The Company anticipates that a portion of the consideration for substantially all of these transactions, if any, would be shares of the Company's common stock; however, transactions involving only cash consideration or other forms of consideration may also be considered.

On March 5, 2001, the Company announced a stock repurchase program whereby the Company may acquire up to 4.2 million shares of its common stock, or approximately 5% of the shares of common stock then outstanding. As of December 31, 2001, 2,965,115 shares of the Company's common stock had been repurchased under this repurchase program. The shares are to be repurchased from time to time in the open market at prevailing market prices or in privately negotiated transactions. The extent and time of any remaining repurchases will depend on market conditions and other corporate considerations. The Company expects to complete the repurchase program within 18 months from its commencement date of March 9, 2001. Repurchased shares will be held as authorized but unissued stock and will be available for use in connection with the Company's stock option plans and other compensation programs, or for other corporate purposes as determined by the Company's Board of Directors.

On February 15, 2002, the Company announced a stock repurchase program whereby the Company may acquire up to 4.1 million shares of its common stock, in addition to the 1,234,885 shares that the Company had yet to repurchase as of December 31, 2001, pursuant to the common stock repurchase program authorized on March 5, 2001. The shares are to be repurchased from time to time in the open market at prevailing market prices or in privately negotiated transactions. The extent and time of any repurchases will depend on market conditions and other corporate considerations. This repurchase program is expected to be completed within 18 months from its announcement date. Repurchased shares will be held as authorized but unissued shares and will be available for use in connection with the Company's stock option plans and other compensation programs, or for other corporate purposes as determined by the Company's Board of Directors.

The Company conducts its stock repurchase program by using funds received in the ordinary course of business. The Company has not experienced a material effect on its capital resources or liquidity, and does not expect to experience any material effects in connection with its stock repurchase programs during the terms of these programs.

On January 28, 2002, BancorpSouth Capital Trust I (the "Trust"), a business trust which is treated as a subsidiary of the Company for financial reporting purposes, issued 5,000,000 shares of 8.15% trust preferred securities, $25 face value per share, due January 28, 2032 and callable at the option of the Company after January 28, 2007. Payment of distributions on the trust preferred securities is guaranteed by the Company, but only to the extent the Trust has funds legally and immediately available to make such distributions. The Trust invested the net proceeds of $121,062,500 in the 8.15% Junior Subordinated Debt Securities issued by the Company, which will mature on January 28, 2032. The net proceeds to the Company from the issuance of its Junior Subordinated Debt Securities to the Trust will be used for general corporate purposes, including the repurchase of shares of its outstanding common stock, investments at the holding company level, extensions of credit to its subsidiaries and possible acquisitions.

Certain Litigation Contingencies

In some states in which we operate, and particularly in Mississippi, there has been a substantial increase in litigation against financial services companies in connection with lending, insurance and other financial transactions. While the allegations vary from case to case and from company to company, in general such cases allege that loans were originated or renewed at a time or in a way that improperly enhanced the charges paid by the borrower and/or that the borrowers were sold insurance products or charged fees without appropriate disclosures.

As previously disclosed, such cases have been filed against some of our subsidiaries. During 2001 the number of cases filed against our subsidiaries, and the number of individual plaintiffs in those cases, has substantially increased. Such claims are now being asserted by several hundred individuals in an increasing number of cases filed in several different counties noted for large jury awards. Since attorneys are actively advertising for such claimants, and since some of the attorneys who have already filed cases purport to represent hundreds of additional claimants for whom they have not yet filed proceedings, the number of cases filed and the number of individuals asserting such claims will in all probability continue to increase.

These actions tend to seek large amounts of damages for claims arising out of transactions that involve relatively small amounts of money. It is not possible to quantify the potential exposure presented by these claims for a number of reasons, primarily because many of the cases have only been recently filed, the facts vary from case to case and are usually disputed, the amount of jury awards have differed from county to county and case to case, and the law provides juries little guidance to determine the amount of punitive damages they may render. The relatively few cases actually tried against other companies in our market area have produced varying awards. Some cases have resulted in large awards of actual and punitive damages for each claimant. None of those larger awards has yet been reviewed on appeal. Rather than face the risk and uncertainty of such awards, some companies have engaged in settlements of such cases. Thus, the results of litigation against other companies in other cases provide only limited information to predict the amount of risk created by the claims asserted against us since the factual basis for those claims may be quite different from those asserted against us, the documentation of the transactions underlying each claim varies from company to company, and jury awards (and the expectation of such awards in influencing settlement) turn on many factors.

Future legislation and court decisions may limit the amount of damages that can be recovered in such cases; however, we cannot predict the course of any such legislation or court decisions or the effect that they may have with respect to litigation directed toward us.

Market Risk

Market risk reflects the risk of economic loss resulting from changes in interest rates and market prices. This risk of loss can be reflected in either reduced potential net interest revenue in future periods or diminished market values of financial assets.

The Company's market risk arises primarily from interest rate risk that is inherent in its lending, investment and deposit taking activities. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on its assets and owes on its liabilities are established contractually for a period of time. Since market interest rates change over time, the Company is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. Several techniques might be used by a financial institution to minimize interest rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investing decisions based on payment streams, interest rates, contractual maturities, repricing opportunities and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of its asset/liability gap, that is, the difference between the amounts of interest-sensitive assets and liabilities that will be refinanced (repriced) during a given period. If the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year or longer period, the Company is in an asset-sensitive gap position. In this situation, net interest revenue would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the Company is in a liability-sensitive position. Accordingly, net interest revenue would decline when rates rose and increase when rates fell. These examples assume that interest-rate changes for assets and liabilities are of the same magnitude, whereas actual interest-rate changes generally differ in magnitude for assets and liabilities.

Management seeks to manage interest-rate risk through the utilization of various tools that include matching repricing periods for new assets and liabilities and managing the composition and size of the investment portfolio so as to reduce the risk in the deposit and loan portfolios, while at the same time maximizing the yield generated from the portfolio.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2001. The expected maturity categories take into account repricing opportunities as well as contractual maturities. For core deposits without contractual maturities (interest bearing checking, savings and money market accounts), the table presents cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. The fair value of loans, deposits and other borrowings are based on the discounted value of expected cash flows using a discount rate which is commensurate with the maturity. The fair value of securities is based on market prices or dealer quotes.

	PRINCIPAL AMOUNT MATURING/REPRICING IN:							Fair value December 31,
(Dollars in thousands)	2002	2003	2004	2005	2006	Thereafter	Total	2001
Rate-sensitive assets:								
Fixed interest rate loans	$2,414,919	$999,338	$697,996	$365,208	$248,823	$187,613	$4,913,897	$5,044,083
Average interest rate	7.93%	7.93%	7.72%	7.76%	7.39%	7.61%	7.85%	
Variable interest rate loans	$1,224,840	-	-	-	-	-	$1,224,840	$1,212,982
Average interest rate	5.66%	-	-	-	-	-	5.66%	
Fixed interest rate securities	$ 416,010	$234,886	$330,743	$370,511	$223,425	$618,079	$2,193,654	$2,231,524
Average interest rate	5.01%	5.68%	5.69%	6.16%	6.08%	6.33%	5.86%	
Other interest bearing assets	$ 361,541	-	-	-	-	-	$ 361,541	$ 361,541
Average interest rate	2.67%	-	-	-	-	-	2.67%	
Mortgage servicing rights (1)	-	-	-	-	-	-	$ 37,225	$ 37,225

(1) Mortgage servicing rights represent a non-financial asset that is rate-sensitive in that its value is dependent upon the underlying mortgage loans being serviced that are rate-sensitive.

(continued) (Dollars in thousands)	PRINCIPAL AMOUNT MATURING/REPRICING IN: 2002	2003	2004	2005	2006	Thereafter	Total	Fair value December 31, 2001
Rate-sensitive liabilities:								
Savings & interest bearing checking	$3,069,380	-	-	-	-	-	$3,069,380	$3,069,380
Average interest rate	1.51%	-	-	-	-	-	1.51%	
Fixed interest rate time deposits	$3,043,735	$409,001	$104,154	$ 53,614	$ 66,337	$ 2,120	$3,678,961	$3,740,105
Average interest rate	4.46%	4.59%	5.18%	6.01%	4.79%	5.79%	4.53%	
Fixed interest rate borrowings	$ 6,278	$ 265	$ 282	$ 303	$ 49	$136,090	$ 143,267	$ 142,084
Average interest rate	5.83%	7.29%	7.31%	7.31%	7.44%	5.96%	5.96%	
Variable interest rate borrowings	$ 473,912	-	-	-	-	-	$ 473,912	$ 473,912
Average interest rate	3.06%	-	-	-	-	-	3.06%	
Rate-sensitive off balance sheet items:								
Commitments to extend credit for single family mortgage loans	$ 45,685	-	-	-	-	-	$ 45,685	$ 45,685
Average interest rate	6.75%	-	-	-	-	-	6.75%	
Forward contracts	$ 73,500	-	-	-	-	-	$ 73,500	$ 73,500
Average interest rate	6.15%	-	-	-	-	-	6.15%	

Report of Independent Auditors

The Board of Directors and Shareholders
BancorpSouth, Inc.:

We have audited the consolidated balance sheets of BancorpSouth, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Memphis, Tennessee
January 17, 2002, except as to note 22,
which is as of February 15, 2002

Consolidated Balance Sheets

BancorpSouth, Inc. and Subsidiaries

	December 31	
(In thousands)	2001	2000
Assets		
Cash and due from banks (Note 20)	$ 341,513	$ 314,888
Interest bearing deposits with other banks	18,030	11,687
Held-to-maturity securities (Note 3) (fair value of $1,148,333 and $1,199,644)	1,110,463	1,189,129
Available-for-sale securities (Note 4) (amortized cost of $1,043,766 and $832,781)	1,083,191	857,400
Federal funds sold and securities purchased under agreement to resell	343,511	212,925
Loans (Notes 5, 6, 9 and 16)	6,127,045	6,161,082
Less: Unearned discount	53,845	65,767
Allowance for credit losses	83,150	81,730
Net loans	5,990,050	6,013,585
Mortgages held for sale	65,537	27,820
Premises and equipment, net (Note 7)	211,576	197,898
Accrued interest receivable	85,359	89,605
Other assets (Note 17)	146,199	129,097
Total Assets	$ 9,395,429	$ 9,044,034
Liabilities and Shareholders' Equity		
Deposits:		
Demand:		
Non-interest bearing	$ 1,108,499	$ 1,009,808
Interest bearing	2,158,698	1,682,278
Savings	910,682	924,591
Other time (Note 8)	3,678,961	3,864,243
Total deposits	7,856,840	7,480,920
Federal funds purchased and securities sold under repurchase agreements (Note 8)	473,912	503,427
Accrued interest payable	31,124	40,611
Other liabilities (Notes 10 and 11)	87,211	77,451
Long-term debt (Note 9)	140,939	152,049
Total Liabilities	8,590,026	8,254,458
Shareholders' Equity (Notes 2, 14 and 15)		
Common stock, $2.50 par value		
Authorized – 500,000,000 shares; Issued – 81,225,790 and 84,043,340 shares	203,064	210,108
Capital surplus	11,457	48,667
Accumulated other comprehensive income	24,243	15,202
Retained earnings	566,639	515,599
Total Shareholders' Equity	805,403	789,576
Commitments and contingent liabilities (Note 20)	-	-
Total Liabilities and Shareholders' Equity	$ 9,395,429	$ 9,044,034

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

BancorpSouth, Inc. and Subsidiaries

(In thousands, except per share amounts)	Years Ended December 31 2001	2000	1999
Interest Revenue			
Loans	$ 514,824	$ 526,080	$ 458,300
Deposits with other banks	521	1,175	1,263
Federal funds sold and securities purchased under agreement to resell	20,677	6,266	6,869
Held-to-maturity securities:			
Taxable	56,417	49,086	39,007
Tax-exempt	10,667	15,670	14,983
Available-for-sale securities:			
Taxable	50,848	68,740	67,939
Tax-exempt	8,500	3,907	4,671
Mortgages held for sale	3,381	3,111	3,638
Total interest revenue	665,835	674,035	596,670
Interest Expense			
Deposits	300,838	310,365	256,751
Federal funds purchased and securities sold under repurchase agreements	21,535	16,966	8,362
Other	8,720	19,552	15,037
Total interest expense	331,093	346,883	280,150
Net interest revenue	334,742	327,152	316,520
Provision for credit losses (Note 6)	22,259	26,166	17,812
Net interest revenue, after provision for credit losses	312,483	300,986	298,708
Other Revenue			
Mortgage lending	17,186	10,874	18,289
Service charges	42,759	40,472	36,503
Life insurance premiums	4,528	4,300	3,975
Trust income	6,929	6,700	6,400
Securities gains (losses), net	10,671	(15,632)	4,416
Insurance commissions	20,422	16,034	13,573
Other	26,138	22,830	17,165
Total other revenue	128,633	85,578	100,321
Other Expense			
Salaries and employee benefits (Notes 11 and 13)	155,680	133,855	124,750
Occupancy, net of rental income	20,529	18,343	16,918
Equipment	26,799	24,137	21,618
Telecommunications	8,693	7,234	7,096
Merger related	-	9,215	1,218
Other	83,612	81,443	80,282
Total other expense	295,313	274,227	251,882
Income before income taxes	145,803	112,337	147,147
Income tax expense (Note 10)	47,340	37,941	44,736
Net Income	$ 98,463	$ 74,396	$ 102,411
Net Income Per Share (Note 14): Basic	$ 1.19	$ 0.88	$ 1.20
Diluted	$ 1.19	$ 0.88	$ 1.19

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

BancorpSouth, Inc. and Subsidiaries

Years Ended December 31, 2001, 2000 and 1999

(Dollars in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance, December 31, 1998	85,641,562	$ 214,104	$ 70,801	$ 14,134	$ 424,123	$ 723,162
Net income	-	-	-	-	102,411	102,411
Change in fair value of available-for-sale securities, net of tax effect of $16,279 (Note 15)	-	-	-	(28,283)	-	(28,283)
Comprehensive income	-	-	-	-	-	74,128
Shares issued	66,354	166	506	-	65	737
Recognition of stock compensation	-	-	-	-	70	70
Purchase of stock	(52,500)	(131)	(726)	-	-	(857)
Cash dividends declared, $0.49 per share	-	-	-	-	(40,129)	(40,129)
Balance, December 31, 1999	85,655,416	214,139	70,581	(14,149)	486,540	757,111
Net income	-	-	-	-	74,396	74,396
Change in fair value of available-for-sale securities, net of tax effect of ($16,969) (Note 15)	-	-	-	29,351	-	29,351
Comprehensive income	-	-	-	-	-	103,747
Shares issued:						
Business combination (Note 2)	95,000	237	1,123	-	-	1,360
Other shares issued	271,074	677	1,001	-	(10)	1,668
Recognition of stock compensation	-	-	1,463	-	(1,065)	398
Purchase of stock	(1,978,150)	(4,945)	(25,501)	-	-	(30,446)
Cash dividends declared, $0.53 per share	-	-	-	-	(44,262)	(44,262)
Balance, December 31, 2000	84,043,340	210,108	48,667	15,202	515,599	789,576
Net income	-	-	-	-	98,463	98,463
Change in fair value of available-for-sale securities, net of tax effect of ($5,765) (Note 15)	-	-	-	9,041	-	9,041
Comprehensive income	-	-	-	-	-	107,504
Shares issued	127,305	318	866	-	-	1,184
Recognition of stock compensation	56,000	140	935	-	(115)	960
Purchase of stock	(3,000,855)	(7,502)	(39,011)	-	-	(46,513)
Cash dividends declared, $0.57 per share	-	-	-	-	(47,308)	(47,308)
Balance, December 31, 2001	81,225,790	$ 203,064	$ 11,457	$ 24,243	$ 566,639	$ 805,403

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

BancorpSouth, Inc. and Subsidiaries

(In thousands)	Years Ended December 31 2001	2000	1999
Operating Activities:			
Net income	$ 98,463	$ 74,396	$ 102,411
Adjustment to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	22,259	26,166	17,812
Depreciation and amortization	27,328	22,697	19,966
Deferred taxes	3,452	(1,833)	(448)
Amortization of intangibles	3,744	3,741	2,937
Amortization of debt securities premium and discount, net	(1,190)	(1,464)	(2,746)
Security losses (gains), net	(10,671)	15,632	(4,416)
Net deferred loan origination expense	1,134	(4,576)	(5,016)
(Increase) decrease in interest receivable	4,246	(16,529)	(4,230)
Increase (decrease) in interest payable	(9,487)	9,682	1,307
Realized gain on student loans sold	(2,403)	(2,736)	(984)
Proceeds from mortgages sold	876,143	345,507	565,687
Origination of mortgages held for sale	(913,860)	(336,326)	(539,854)
Other, net	(3,913)	5,431	(9,298)
Net cash provided by operating activities	95,245	139,788	143,128
Investing Activities:			
Proceeds from calls and maturities of held-to-maturity securities	509,300	306,825	230,726
Proceeds from calls and maturities of available-for-sale securities	348,464	573,948	1,191,115
Proceeds from sales of held-to-maturity securities	51,212	308	9,040
Proceeds from sales of available-for-sale securities	766,110	719,568	105,234
Purchases of held-to-maturity securities	(649,328)	(416,789)	(429,110)
Purchases of available-for-sale securities	(1,142,904)	(1,163,648)	(1,127,549)
Net (increase) decrease in short-term investments	(130,586)	(102,050)	119,056
Proceeds from student loans sold	93,688	94,361	57,469
Net increase in loans	(91,143)	(661,807)	(670,795)
Purchases of premises and equipment	(44,912)	(49,188)	(21,967)
Proceeds from sale of premises and equipment	6,437	3,342	1,246
Other, net	(24,479)	61,859	(10,798)
Net cash used in investing activities	(308,141)	(633,271)	(546,333)
Financing Activities:			
Net increase in deposits	375,920	414,275	345,763
Net increase (decrease) in short-term debt and other liabilities	(27,018)	147,742	89,485
Advances on long-term debt	-	26,682	145,000
Repayment of long-term debt	(11,110)	(40,976)	(89,425)
Issuance of common stock	1,184	951	74
Purchase of common stock	(46,513)	(30,446)	(857)
Payment of cash dividends	(46,599)	(39,781)	(38,825)
Net cash provided by financing activities	245,864	478,447	451,215
Increase (Decrease) in Cash and Cash Equivalents	32,968	(15,036)	48,010
Cash and Cash Equivalents at Beginning of Year	326,575	341,611	293,601
Cash and Cash Equivalents at End of Year	$ 359,543	$ 326,575	$ 341,611

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of BancorpSouth, Inc. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period reported. Actual results could differ significantly from those estimates. The Company and its subsidiaries are engaged in the business of banking and activities closely related to banking. The Company and its subsidiaries are subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory agencies. The following is a summary of the more significant accounting and reporting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BancorpSouth Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 2000 and 1999 amounts have been reclassified to conform with the 2001 presentation.

Cash Flow Statements

Cash equivalents include cash and amounts due from banks, including interest bearing deposits with other banks. The Company paid interest of approximately $340,580,000, $337,201,000 and $278,843,000 and income taxes of approximately $48,081,000, $42,131,000 and $32,283,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Securities

Securities are classified as either held-to-maturity, trading or available-for-sale. Held-to-maturity securities are debt securities that the Company has the ability and management has the positive intent to hold to maturity. They are reported at amortized cost. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. They are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities. They are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Gains and losses on securities are determined on the identified certificate basis. Amortization of premium and accretion of discount are computed using the interest method. Changes in the valuation of securities which are considered other than temporary are recorded as losses in the period recognized.

Securities Purchased and Sold Under Agreement to Resell or Repurchase

The Bank has entered into a secured borrowing arrangement with the State of Mississippi whereby the Bank is required to provide collateral amounts of 102%, in U.S. Treasury or GNMA securities, of the fair value and accrued income of the securities sold under repurchase agreements. The Bank has entered into third party lending arrangements, as securities purchased under agreements to resell, that mirror the collateral provisions of the agreement with the State of Mississippi, and that provide for a fixed spread between the interest rate paid and that earned by the Bank. The Bank remains responsible for repayment of the monies borrowed from the State of Mississippi.

Loans

Loans are recorded at the face amount of the notes reduced by collections of principal. Loans include net unamortized deferred origination costs. Unearned discount on discount-basis consumer loans is recognized as income using a method which approximates the interest method. Interest is recorded monthly as earned on all other loans. Where doubt exists as to the collectibility of the loans, interest income is recorded as payment is received.

Provision and Allowance for Credit Losses

The provision for credit losses charged to expense is an amount that, in the judgment of management, is necessary to maintain the allowance for credit losses at a level that is adequate based on estimated probable losses on the Company's current portfolio of loans. Management's judgment is based on a variety of factors which include the Company's experience related to loan balances, charge-offs and recoveries, scrutiny of individual loans and risk factors, results of regulatory agency reviews of loans, and present economic conditions in the Company's market area. Material estimates that are particularly susceptible to significant change in the near term are a necessary part of this process. Future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Mortgages Held for Sale

Mortgages held for sale are recorded at lower of aggregate cost or market as determined by outstanding commitments from investors or current investor yield requirements.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization, computed using straight-line and accelerated methods, are charged to expense over the shorter of the lease term or the estimated useful lives of the assets. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned

Real estate acquired in settlement of loans is carried at the lower of cost or fair value, less selling cost. Fair value is based on independent appraisals and other relevant factors. At the time of acquisition, any excess of cost over fair value is charged to the allowance for credit losses. Gains and losses realized on sale are included in other revenue.

Pension Expense

The Company maintains a non-contributory defined benefit pension plan that covers all employees who qualify as to age and length of service. Net periodic pension expense is actuarially determined.

Stock-Based Compensation

The Company elected to continue to account for stock-based compensation to employees using the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation." See Note 13 for disclosure of pro forma net income and pro forma net income per share as required under SFAS No. 123.

Certain of the Company's stock option plans contain provisions for stock appreciation rights (SARs). Accounting rules for SARs require the recognition of expense for appreciation in the market value of the Company's common stock or a reduction of expense in the event of a decline in the market value of the Company's common stock. See Note 13 for further disclosures regarding SARs.

Recent Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, established accounting and reporting standards for derivative instruments and hedging activities and requires recognition of all derivatives as either assets or liabilities measured at fair value. These statements were adopted effective January 1, 2001, and have had no material impact on the financial position or results of operations of the Company. With the adoptions, the Company reclassified securities totaling $170.5 million from held-to-maturity into the available-for-sale portfolio as of January 1, 2001.

At December 31, 2001, the derivatives held by the Company were commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual fixed-rate mortgage loans. The Company's objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans. Both the commitments to fund fixed-rate mortgage loans and the forward commitments are reported at fair value, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

In July 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies certain criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported separate from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to the estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

SFAS No. 141 was adopted in July 2001 and SFAS No. 142 is effective January 1, 2002. SFAS No. 141 requires, upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in prior purchase method business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company is required to reassess the useful lives and residual values of all intangible assets acquired in purchase method business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment valuation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangibles, to those reporting units as of the date of adoption. The Company will then have six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

At the date of adoption, the Company had unamortized goodwill of $32.1 million and unamortized identifiable intangible assets of $3.5 million, all of which will be subject to the provisions of SFAS No. 141 and SFAS No. 142. Amortization expense related to goodwill was $3.0 million for the year ended December 31, 2001. Because of the extensive effort needed to comply with adoption of SFAS No. 141 and SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting SFAS No. 141 and SFAS No. 142 on the Company's consolidated financial statements at the date of this report, including whether any transitional impairment loss will be required to be recognized as a cumulative effect of a change in accounting principle.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. SFAS No. 144 supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets."

The Company is required to adopt SFAS No. 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the quarter ending March 31, 2002. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Company's financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the SFAS No. 144 for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Company's financial statements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company, with the exception of the Bank's credit life insurance subsidiary, files a consolidated federal income tax return.

Other

Trust income is recorded on the cash basis as received, which results in an amount that does not differ materially from the amount that would be recorded under the accrual basis.

(2) ACQUISITIONS

On February 26, 1999, HomeBanc Corporation, a $160 million bank holding company headquartered in Guntersville, Alabama, merged with and into the Company. Pursuant to the merger, HomeBanc Corporation's subsidiary bank, The Home Bank, merged into the Bank. Each share of stock of HomeBanc Corporation was converted into 1.5747417 shares of the Company's common stock, or a total of 2,099,971 shares of common stock. This transaction was accounted for as a pooling of interests and the Company's financial statements for all periods presented include the consolidated accounts of HomeBanc Corporation.

On June 30, 1999, Stewart Sneed Hewes, Inc. and subsidiaries, TSH Rentals, Inc. and Stewart Sneed Hewes II, Inc., a group of interrelated commercial insurance agencies, merged with and into BancorpSouth Insurance Services, Inc., a subsidiary of the Bank. A total of 1,252,806 shares of the Company's common stock were issued to effect this transaction. This transaction was accounted for as a pooling of interests and the Company's financial statements for all periods presented include the accounts of Stewart Sneed Hewes, Inc. and subsidiaries, TSH Rentals, Inc. and Stewart Sneed Hewes II, Inc.

On August 31, 2000, First United Bancshares, Inc., a $2.7 billion bank holding company headquartered in El Dorado, Arkansas, merged with and into the Company. Pursuant to the merger, First United Bancshares' subsidiary banks and trust company merged into the Bank. Each share of stock of First United Bancshares was converted into 1.125 shares of the Company's common stock, or a total of 28,489,225 shares of common stock. This transaction was accounted for as a pooling of interests and the Company's financial statements for all periods presented include the consolidated accounts of First United Bancshares.

On October 10, 2000, the Pittman Insurance Agency and the Kilgore, Seay and Turner Insurance Agency, insurance agencies based in Jackson, Mississippi, merged with and into BancorpSouth Insurance Services, Inc., a subsidiary of the Bank. Consideration given to complete this transaction consisted of cash of $3,065,000 and 95,000 shares of the Company's common stock. The transaction was accounted for as a purchase.

On October 31, 2000, Texarkana First Financial Corporation, a $218 million savings and loan holding company headquartered in Texarkana, Arkansas, merged with and into the Company. Pursuant to the merger, Texarkana First Federal Corporation's subsidiary company, First Federal Savings and Loan Association, merged into the Bank. Consideration paid to complete this transaction consisted of cash in the aggregate amount of $37,500,000. This transaction was accounted for as a purchase.

(3) HELD-TO-MATURITY SECURITIES

A comparison of amortized cost and estimated fair values of held-to-maturity securities as of December 31, 2001 and 2000 follows:

	2001			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 23,034	$ 990	$ -	$ 24,024
U.S. Government agencies and corporations	798,887	32,528	143	831,272
Obligations of states and political subdivisions	213,497	4,781	953	217,325
Other	75,045	1,011	344	75,712
Total	$ 1,110,463	$ 39,310	$ 1,440	$ 1,148,333

	2000			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 22,019	$ 359	$ -	$ 22,378
U.S. Government agencies and corporations	826,353	11,118	3,831	833,640
Obligations of states and political subdivisions	340,757	6,478	3,609	343,626
Total	$ 1,189,129	$ 17,955	$ 7,440	$ 1,199,644

Gross gains of $767,000 and gross losses of $29,000 were recognized in 2001, gross gains of $33,000 and gross losses of $172,000 were recognized in 2000 and gross gains of $184,000 and gross losses of $17,000 were recognized in 1999 on held-to-maturity securities. Except for 2001, these gains and losses were the result of held-to-maturity securities being called prior to maturity. Included in the 2001 amounts is a gross gain of $218,000 related to the sale of held-to-maturity securities with amortized cost of $45,682,000. These securities were sold because the actual maturity date was within 90 days.

Held-to-maturity securities with a carrying value of approximately $850,000,000 at December 31, 2001 were pledged to secure public and trust funds on deposit and for other purposes. Included in held-to-maturity securities at December 31, 2001, were securities with a carrying value of $130.3 million issued by the State of Mississippi and securities with a carrying value of $37.3 million issued by the State of Arkansas.

The amortized cost and estimated fair value of held-to-maturity securities at December 31, 2001 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2001	
(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 131,805	$ 133,871
Due after one year through five years	648,503	667,223
Due after five years through ten years	287,784	303,751
Due after ten years	42,371	43,488
Total	$ 1,110,463	$ 1,148,333

(4) AVAILABLE-FOR-SALE SECURITIES

A comparison of amortized cost and estimated fair values of available-for-sale securities as of December 31, 2001 and 2000 follows:

	2001			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 7,296	$ 87	$ -	$ 7,383
U.S. Government agencies and corporations	785,589	36,453	435	821,607
Obligations of states and political subdivisions	177,283	2,360	1,836	177,807
Preferred stock	42,343	195	26	42,512
Other	31,255	2,704	77	33,882
Total	$ 1,043,766	$ 41,799	$ 2,374	$ 1,083,191

		2000		
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 26,463	$ 158	$ -	$ 26,621
U.S. Government agencies and corporations	670,186	19,975	549	689,612
Obligations of states and political subdivisions	73,275	20,159	19,312	74,122
Preferred stock	3,318	92	73	3,337
Other	59,539	4,640	471	63,708
Total	$ 832,781	$ 45,024	$ 20,405	$ 857,400

Gross gains of $10,856,000 and gross losses of $923,000 were recognized in 2001, gross gains of $549,000 and gross losses of $16,042,000 were recognized in 2000 and gross gains of $4,724,000 and gross losses of $475,000 were recognized in 1999 on available-for-sale securities.

Available-for-sale securities with a carrying value of approximately $603,000,000 at December 31, 2001 were pledged to secure public and trust funds on deposit and for other purposes. Included in available-for-sale securities at December 31, 2001 were securities with a carrying value of $73.5 million issued by the State of Mississippi and securities with a carrying value of $70.5 million issued by the State of Arkansas.

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2001 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities are considered as maturing after 10 years unless they have a repricing feature.

	2001	
(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 84,641	$ 85,487
Due after one year through five years	623,757	650,725
Due after five years through ten years	183,708	193,504
Due after ten years	151,660	153,475
Total	$ 1,043,766	$ 1,083,191

(5) LOANS

A summary of loans classified by collateral type at December 31, 2001 and 2000 follows:

(In thousands)	2001	2000
Commercial and agricultural	$ 691,463	$ 757,885
Consumer and installment	865,188	1,065,324
Real estate mortgage	4,248,467	4,027,751
Lease financing	291,116	288,884
Other	30,811	21,238
Total	$ 6,127,045	$ 6,161,082

Non-performing loans consist of both non-accrual loans and loans which have been restructured (primarily in the form of reduced interest rates) because of the borrower's weakened financial condition. The aggregate principal balance of non-accrual loans was $10,825,000 and $15,572,000 at December 31, 2001 and 2000, respectively. Restructured loans totaled $40,000 and $879,000 at December 31, 2001 and 2000, respectively.

The total amount of interest earned on non-performing loans was approximately $493,000, $263,000 and $212,000 in 2001, 2000 and 1999, respectively. The gross interest income which would have been recorded under the original terms of those loans amounted to $1,402,000, $878,000 and $626,000 in 2001, 2000 and 1999, respectively.

Loans considered impaired, under SFAS No.114, as amended by SFAS No. 118, are loans which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's recorded investment in loans considered impaired at December 31, 2001 and 2000 was $17,578,000 and $14,669,000, respectively, with a valuation reserve of $6,546,000 and $5,639,000, respectively. The average recorded investment in impaired loans during 2001 and 2000 was $19,065,000 and $21,796,000, respectively.

(6) ALLOWANCE FOR CREDIT LOSSES

The following summarizes the changes in the allowance for credit losses for the years ended December 31, 2001, 2000 and 1999:

(In thousands)	2001	2000	1999
Balance at beginning of year	$ 81,730	$ 74,232	$ 68,385
Provision charged to expense	22,259	26,166	17,812
Recoveries	4,050	4,972	3,637
Loans charged off	(24,889)	(24,606)	(16,602)
Acquisitions	-	966	1,000
Balance at end of year	$ 83,150	$ 81,730	$ 74,232

(7) PREMISES AND EQUIPMENT

A summary by asset classification at December 31, 2001 and 2000 follows:

(In thousands)	Estimated Useful Life Years	2001	2000
Land	N/A	$ 33,447	$ 31,701
Buildings and improvements	20-50	158,952	149,837
Leasehold improvements	10-20	6,007	5,958
Equipment, furniture and fixtures	3-12	159,279	150,385
Construction in progress	N/A	12,710	17,443
Subtotal		370,395	355,324
Accumulated depreciation and amortization		158,819	157,426
Premises and equipment, net		$ 211,576	$ 197,898

(8) TIME DEPOSITS AND SHORT-TERM DEBT

Certificates of deposit and other time deposits of $100,000 or more amounting to approximately $1,415,351,000 and $1,387,526,000 were outstanding at December 31, 2001 and 2000, respectively. Total interest expense relating to certificate and other time deposits of $100,000 or more totaled approximately $75,015,000, $77,077,000, and $57,602,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

For time deposits with a remaining maturity of more than one year at December 31, 2001, the aggregate amount of maturities for each of the following five years is presented in the following table:

Maturing in	Amount *(In thousands)*
2003	$ 428,025
2004	104,154
2005	53,614
2006	66,337
2007	52
Thereafter	2,069
Total	$ 654,251

Presented below is information relating to short-term debt for the years ended December 31, 2001 and 2000:

(Dollars in thousands)	End of Period Balance	End of Period Interest Rate	Daily Average Balance	Daily Average Interest Rate	Maximum Outstanding At Any Month End
2001:					
Federal funds purchased	$ -	-	$ 621	5.7%	$ 400
Flex-repos purchased	168,511	5.6%	186,841	5.7%	198,085
Securities sold under repurchase agreements	305,401	1.4%	313,299	3.5%	339,462
Total	$ 473,912		$ 500,761		$ 537,947
2000:					
Federal funds purchased	$ -	-	$ 29,859	6.3%	$ 71,500
Flex-repos purchased	198,925	5.6%	25,804	5.7%	202,300
Securities sold under repurchase agreements	304,502	5.6%	253,354	5.3%	304,502
Short-term Federal Home Loan Bank advances	-	-	136,792	6.8%	570,000
Total	$ 503,427		$ 445,809		$ 1,148,302

Federal funds purchased generally mature the day following the date of purchase while securities sold under repurchase agreements generally mature within 30 days from the date of sale. At December 31, 2001, the Bank had established informal federal funds borrowing lines of credit aggregating $1,749,000,000.

(9) LONG-TERM DEBT

Federal Home Loan Bank Advances

The Bank has entered into a blanket floating lien security agreement with the Federal Home Loan Bank (FHLB) of Dallas. Under the terms of this agreement, the Bank is required to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser of 75% of the book value (unpaid principal balance) of the Bank's first mortgage loans pledged as collateral or 35% of the Bank's assets.

At December 31, 2001, the following FHLB fixed term advances were repayable as follows:

Final due date	Interest rate	Amount (In thousands)
2002	5.75%	$ 5,000
2008 and beyond	5.86% – 7.19%	135,939
Total		$ 140,939

(10) INCOME TAXES

Total income taxes for the years ended December 31, 2001, 2000 and 1999 are allocated as follows:

(In thousands)	2001	2000	1999
Income from continuing operations	$ 47,340	$ 37,941	$ 44,736
Shareholders' equity for other comprehensive income	5,765	16,969	(16,279)
Shareholders' equity for stock option plans	(314)	(510)	(268)
Total	$ 52,791	$ 54,400	$ 28,189

The components of income tax expense (credit) attributable to continuing operations are as follows for the years ended December 31, 2001, 2000 and 1999:

(In thousands)	2001	2000	1999
Current:			
Federal	$ 37,004	$ 35,790	$ 39,278
State	6,884	3,984	5,906
Deferred:			
Federal	2,911	(1,593)	(389)
State	541	(240)	(59)
Total	$ 47,340	$ 37,941	$ 44,736

Income tax expense differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes due to the following:

(In thousands)	2001	2000	1999
Tax expense at statutory rate	$ 51,031	$ 39,318	$ 51,501
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal tax benefit	4,826	2,434	3,801
Tax-exempt interest revenue	(6,606)	(7,284)	(6,870)
Non-deductible merger expenses	-	2,050	255
Charitable contribution	-	-	(1,450)
Other, net	(1,911)	1,423	(2,501)
Total	$ 47,340	$ 37,941	$ 44,736

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows:

(In thousands)	2001	2000
Deferred tax assets:		
Loans receivable, principally due to allowance for credit losses	$ 34,447	$ 34,345
Deferred liabilities, principally due to compensation arrangements and vacation accruals	7,010	7,184
Net operating loss carryforwards	559	629
Total gross deferred tax assets	42,016	42,158
Less: valuation allowance	-	-
Deferred tax assets	$ 42,016	$ 42,158
Deferred tax liabilities:		
Bank premises and equipment, principally due to differences in depreciation and lease transactions	$ 28,661	$ 24,167
Deferred assets, principally due to expense recognition	1,247	1,495
Investments, principally due to interest income recognition	4,129	3,143
Capitalization of mortgage servicing rights	9,513	11,435
Unrealized gains on available-for-sale securities	15,018	9,417
Total gross deferred tax liabilities	58,568	49,657
Net deferred tax liabilities	$ (16,552)	$ (7,499)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences existing at December 31, 2001.

At December 31, 2001 the Company has net operating loss carryforwards related to business combinations for federal income tax purposes of approximately $1,461,000 that are available to offset future federal taxable income, subject to various limitations, through 2009.

(11) PENSION AND PROFIT SHARING PLANS

The Company maintains a noncontributory and trusteed defined benefit pension plan covering substantially all full-time employees who have at least one year of service and have attained the age of 21. Benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute an amount that meets the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 plus such additional amounts as the Company determines to be appropriate. The difference between the pension cost included in current income and the funded amount is included in other assets or other liabilities, as appropriate. Actuarial assumptions are evaluated periodically.

The BancorpSouth, Inc. Restoration Plan (the "Restoration Plan") provides for the payment of retirement benefits to certain participants in the BancorpSouth, Inc. Retirement Plan (the "Basic Plan"). The Restoration Plan covers any employee whose benefit under the Basic Plan is limited by the provisions of the Internal Revenue Code of 1986 and any employee who elects to participate in the BancorpSouth, Inc. Deferred Compensation Plan, thereby reducing their benefit under the Basic Plan. The Company has a nonqualified supplemental retirement plan for certain key employees. Benefits commence when the employee retires and are payable over a period of 10 years.

A summary of the defined benefit retirement plans at and for the years ended December 31, 2001, 2000 and 1999 follows:

(In thousands)	2001	2000	1999
Change in benefit obligation:			
Projected benefit obligation at beginning of year	$ 49,371	$ 38,808	$ 38,913
Service cost	3,220	1,998	3,185
Interest cost	3,516	3,096	2,885
Amendments	1,420	779	-
Actuarial (gain) loss	825	6,828	(3,104)
Benefits paid	(3,252)	(2,138)	(3,071)
Projected benefit obligation at end of year	$ 55,100	$ 49,371	$ 38,808
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 45,609	$ 48,095	$ 46,333
Actual return on assets	294	(348)	3,471
Employer contributions	-	-	1,362
Benefits paid	(3,252)	(2,138)	(3,071)
Fair value of plan assets at end of year	$ 42,651	$ 45,609	$ 48,095
Funded status:			
Benefit obligation	$ (55,100)	$ (49,371)	$ (38,808)
Fair value of plan assets	42,651	45,609	48,095
Unrecognized transition amount	238	254	(4)
Unrecognized prior service cost	3,319	2,016	(1,338)
Unrecognized actuarial (gain) loss	4,624	89	(7,752)
Net amount recognized	$ (4,268)	$ (1,403)	$ 193
Components of net periodic pension cost:			
Service cost	$ 3,220	$ 1,998	$ 3,185
Interest cost	3,516	3,096	2,885
Expected return on assets	(4,045)	(3,289)	(3,434)
Amortization of unrecognized transition amount	17	16	(7)
Recognized prior service cost	117	117	(78)
Recognized net (gain) loss	40	(745)	(157)
Net periodic pension cost	$ 2,865	$ 1,193	$ 2,394

Plan assets consist primarily of listed bonds and commingled funds. The assumptions used for measuring net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 are presented in the following table.

	2001	2000	1999
Discount rate	7.25%	7.75%	7.75%
Rate of compensation increase	4.00%	4.00%	4.00%
Expected rate of return on plan assets	9.00%	9.00%	7.50%

The Company has a deferred compensation plan (commonly referred to as a "401(k) Plan"), whereby employees may contribute a portion of their compensation, as defined, subject to the limitations as established by the Internal Revenue Code. Employee contributions (up to 5% of defined compensation) are matched dollar-for-dollar by the Company. Under the terms of the plan, contributions matched by the Company are used to purchase shares of Company common stock at prevailing market prices. Plan expense for the years ended December 31, 2001, 2000 and 1999 was $4,191,000, $3,507,000 and $3,149,000, respectively.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities

The carrying amounts for short-term securities approximate fair value because of their short-term maturity (90 days or less) and present no unexpected credit risk. The fair value of most longer-term securities is estimated based on market prices or dealer quotes. See Note 3, Held-to-Maturity Securities, and Note 4, Available-for-Sale Securities, for fair values.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using rates currently available that reflect the credit and interest rate risk inherent in the loan. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Average maturity represents the expected average cash flow period, which in some instances is different than the stated maturity. Management has made estimates of fair value discount rates that are believed to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale. New loan rates were used as the discount rate on new loans of the same type, credit quality and maturity.

Deposit Liabilities

Under SFAS 107, the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts and money market checking accounts, is equal to the amount payable on demand as of December 31, 2001 and 2000. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Debt

The carrying amounts for federal funds purchased and repurchase agreements approximate fair value because of their short-term maturity. The fair value of the Company's fixed-term FHLB advances is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for advances of similar maturities.

Off-Balance Sheet Instruments

The Company has commitments to fund fixed-rate mortgage loans and forward commitments to sell individual fixed-rate mortgage loans. See Note 20, Commitments and Contingent Liabilities–Forward Contracts, for fair value information regarding these instruments.

The Company's lending commitments are negotiated at current market rates and are relatively short-term in nature and, as a matter of policy, the Company generally makes commitments for fixed-rate loans for relatively short periods of time, therefore, the estimated value of the Company's lending commitments approximates carrying amount. See Note 20, Commitments and Contingent Liabilities–Lending Commitments, for information regarding lending commitments.

The following table presents carrying and fair value information at December 31, 2001 and 2000:

(In thousands)	2001 Carrying Value	2001 Fair Value	2000 Carrying Value	2000 Fair Value
Assets:				
Cash and due from banks	$ 341,513	$ 341,513	$ 314,888	$ 314,888
Interest bearing deposits with other banks	18,030	18,030	11,687	11,687
Held-to-maturity securities	1,110,463	1,148,333	1,189,129	1,199,644
Available-for-sale securities	1,083,191	1,083,191	857,400	857,400
Federal funds sold and securities purchased under agreement to resell	343,511	343,511	212,925	212,925
Loans, net of unearned discount	6,073,200	6,191,528	6,095,315	5,984,248
Mortgages held for sale	65,537	65,537	27,820	27,820
Liabilities:				
Non-interest bearing deposits	1,108,499	1,108,499	1,009,808	1,009,808
Savings and interest bearing deposits	3,069,380	3,069,380	2,606,869	2,606,869
Other time deposits	3,678,961	3,740,105	3,864,243	4,065,316
Federal funds purchased and securities sold under repurchase agreements	473,912	473,912	503,427	503,427
Long-term debt and other borrowings	$ 143,267	$ 142,084	$ 152,049	$ 150,377

(13) STOCK INCENTIVE AND STOCK OPTION PLANS

In 1995, the Company issued 60,000 shares of common stock to a key employee. The shares vest over a 10-year period subject to the Company meeting certain performance goals. The unearned shares are held in escrow and totaled 24,000 at December 31, 2001. The compensation expense associated with this award was $51,600 for each of the years in the three-year period ended December 31, 2001.

In 1998, the Company issued 70,000 shares of common stock to a key employee and, in 2001, an additional 56,000 shares were issued. The remaining shares vest over a 6-year period subject to the Company meeting certain performance goals. The unearned shares are held in escrow and totaled 84,000 at December 31, 2001. The compensation expense associated with this award was $305,800 for 2001 and 2000, and $152,900 for 1999.

In 2000, the Company issued 100,000 shares of common stock to a key employee. The shares vest over a 5-year period subject to the Company meeting certain performance goals. The unearned shares are held in escrow and totaled 80,000 at December 31, 2001. The compensation expense associated with this award was $292,500 for 2001 and 2000.

Key employees and directors of the Company and its subsidiaries have been granted stock options and SARs under the Company's 1990, 1994 and 1995 stock incentive plans. The stock incentive plans were amended in 1998 to eliminate SARs and to allow a limited number of restricted stock awards. All options and SARs granted pursuant to these plans have an exercise price equal to the market value on the date of the grant and are exercisable over periods of one to ten years. At December 31, 2001, the Company had outstanding 444,636 SARs exercisable in conjunction with certain of the options outstanding. The Company recorded compensation expense of $1,903,000 in 2001 and reductions in compensation expense of $1,844,000 and $956,000 in 2000 and 1999, respectively, related to the SARs because of the changes in market value of its common stock.

In 1998, the Company adopted a stock plan through which a minimum of 50% of the compensation payable to each director is paid in the form of the Company's common stock effective January 1, 1999. Directors may elect under the plan to receive up to 100% of their compensation in the form of common stock.

A summary of the status of the Company's stock options outstanding as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates is presented below:

	2001		2000		1999	
Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,509,102	$ 14.08	2,194,934	$ 13.74	1,938,393	$ 12.37
Granted	400,000	15.48	539,298	13.01	355,875	16.80
Exercised	(127,606)	9.31	(196,530)	6.71	(88,874)	4.58
Expired or cancelled	(22,962)	14.67	(28,600)	19.10	(10,460)	9.88
Outstanding at end of year	2,758,534	$ 14.51	2,509,102	$ 14.08	2,194,934	$ 13.74
Exercisable at end of year	2,043,197		1,873,802		1,498,372	

For options granted in 2001, 2000 and 1999, the weighted-average grant-date fair values were $3.44, $2.64 and $4.39, respectively.

The following table summarizes information about stock options at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Avg Remaining Life	Weighted-Avg Exercise Price	Number Exercisable	Weighted-Avg Exercise Price
$ 3.58 to $ 6.49	67,014	0.8 years	$ 6.18	67,014	$ 6.18
$ 7.44 to $ 9.38	329,650	2.1	8.69	329,650	8.69
$11.06 to $ 14.98	1,079,889	5.8	12.63	805,544	12.40
$15.06 to $ 17.69	827,112	8.4	16.38	386,120	17.07
$19.88 to $ 22.50	454,869	6.5	20.96	454,869	20.96
$ 3.58 to $ 22.50	2,758,534	6.1	$ 14.51	2,043,197	$ 14.38

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, adoption of a fair-value based accounting method for employee stock-based compensation arrangements. As permitted by SFAS No. 123, the Company has elected to disclose pro forma net income and earnings per share amounts as if the fair-value based method had been applied in measuring compensation cost. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000 and 1999: expected options lives of 7 years for all three years; expected dividend yield of 3.70%, 3.00% and 3.18%; expected volatility of 23%, 23% and 22% and risk-free interest rates of 5.5%, 6.0% and 6.0%. Pro forma net income and pro forma net income per share calculated under the provisions of SFAS No. 123 for the years ended December 31, 2001, 2000 and 1999 are presented in the following table.

		2001	2000	1999
Net income *(in thousands)*	As reported	$ 98,463	$ 74,396	$ 102,411
	Pro forma	97,543	73,361	101,163
Basic earnings per share	As reported	$ 1.19	$ 0.88	$ 1.20
	Pro forma	1.18	0.87	1.18
Diluted earnings per share	As reported	$ 1.19	$ 0.88	$ 1.19
	Pro forma	1.18	0.86	1.18

(14) EARNINGS PER SHARE AND DIVIDEND DATA

The computation of basic earnings per share is based on the weighted average number of common shares outstanding. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding plus the shares resulting from the assumed exercise of all outstanding stock options using the treasury stock method. The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2001, 2000 and 1999:

	2001			2000			1999		
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:									
Income available to common shareholders	$ 98,463	82,539	$ 1.19	$ 74,396	84,474	$ 0.88	$102,411	85,564	$ 1.20
Effect of dilutive stock options	-	440		-	337		-	444	
Diluted EPS:									
Income available to common shareholders plus assumed exercise	$ 98,463	82,979	$ 1.19	$ 74,396	84,811	$ 0.88	$102,411	86,008	$ 1.19

Dividends to shareholders are paid from dividends paid to the Company by the Bank which are subject to approval by the applicable state regulatory authority. At December 31, 2001, the Bank could have paid dividends to the Company of $219,000,000 under current regulatory guidelines.

(15) OTHER COMPREHENSIVE INCOME

The following table presents the components of other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2001, 2000 and 1999:

	2001			2000			1999		
(In thousands)	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount
Unrealized gains on securities:									
Unrealized gains (losses) arising during holding period	$ 24,739	$ (9,564)	$15,175	$ 30,827	$ (11,042)	$ 19,785	$ (40,313)	$ 14,661	$ (25,652)
Reclassification adjustment for net losses (gains) realized in net income	(9,933)	3,799	(6,134)	15,493	(5,927)	9,566	(4,249)	1,618	(2,631)
Other comprehensive income (loss)	$ 14,806	$ (5,765)	$ 9,041	$ 46,320	$ (16,969)	$ 29,351	$ (44,562)	$ 16,279	$ (28,283)

(16) RELATED PARTY TRANSACTIONS

The Company has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company and their affiliates. In management's opinion, these transactions with directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present any other unfavorable features. An analysis of such outstanding loans is as follows:

(In thousands)	Amount
Loans outstanding at December 31, 2000	$ 24,408
New loans	7,025
Repayments	(6,691)
Loans outstanding at December 31, 2001	$ 24,742

(17) CAPITALIZED MORTGAGE SERVICING RIGHTS

Originated mortgage servicing rights ("OMSRs"), as well as purchased mortgage servicing rights ("PMSRs"), are capitalized as assets by allocating the total cost incurred between the loan and the servicing rights based on their relative fair values. To determine the fair value of the servicing rights created, the Company uses a valuation model that calculates the present value of future cash flows. The significant assumptions utilized by the valuation model are prepayment assumptions based upon dealer consensus and discount rates based upon market indices at the date of determination. PMSRs and OMSRs are being amortized in proportion to and over the period of the estimated net servicing income. Capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. A quarterly value impairment analysis is performed using a discounted methodology that is disaggregated by predominant risk characteristics. The Company has determined those risk characteristics to include: note rate and term and loan type based on 1) loan guarantee [i.e., conventional or government] and 2) interest characteristic [i.e., fixed-rate or adjustable-rate]. In measuring impairment, the carrying amount is stratified based on one or more predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for each individual stratum.

The following is a summary of capitalized mortgage servicing rights, net of accumulated amortization, and a valuation allowance for impairment:

(In thousands)	2001	2000
Balance at beginning of year	$ 37,175	$ 35,267
Mortgage servicing rights capitalized	13,596	7,333
Amortization expense	(6,451)	(5,425)
Balance at end of year	44,320	37,175
Valuation allowance	(7,095)	(2,392)
Fair value at end of year	$ 37,225	$ 34,783

(18) REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors. Quantitative measures established by the Board of Governors of the Federal Reserve (FRB) to ensure capital adequacy require the Company to maintain minimum capital amounts and ratios (risk-based capital ratios). All banking companies are required to have core capital (Tier I) of at least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets and a minimum Tier I leverage ratio of 3% of adjusted average assets. The regulations also define well capitalized levels of Tier I, total capital and Tier I leverage as 6%, 10% and 5%, respectively. The Company had Tier I, total capital and Tier I leverage above the well capitalized levels at December 31, 2001 and 2000, respectively, as set forth in the following table:

(Dollars in thousands)	2001 Amount	2001 Ratio	2000 Amount	2000 Ratio
Total Capital (to Risk-Weighted Assets)	$ 827,459	11.91%	$ 811,724	12.56%
Tier I Capital (to Risk-Weighted Assets)	743,261	10.70	730,900	11.31
Tier I Leverage Capital (to Average Assets)	743,261	7.94	730,900	8.10

(19) SEGMENTS

The Company's principal activity is community banking which includes providing a full range of deposit products, commercial loans and consumer loans. General corporate and other includes leasing, mortgage lending, trust services, credit card activities, insurance services and other activities not allocated to community banking.

Results of operations and selected financial information by operating segment for the three years ended December 31, 2001, 2000 and 1999 are presented below:

(In thousands)	Community Banking	General Corporate and Other	Total
2001			
Results of Operations			
Net interest revenue	$ 278,526	$ 56,216	$ 334,742
Provision for credit losses	18,998	3,261	22,259
Net interest income after provision for credit losses	259,528	52,955	312,483
Other revenue	74,043	54,590	128,633
Other expense	234,831	60,482	295,313
Income before income taxes	98,740	47,063	145,803
Income taxes	32,059	15,281	47,340
Net income	$ 66,681	$ 31,782	$ 98,463
Selected Financial Information			
Identifiable assets	$ 8,551,433	$ 843,996	$ 9,395,429
Depreciation & amortization	25,506	1,822	27,328
2000			
Results of Operations			
Net interest revenue	$ 271,775	$ 55,377	$ 327,152
Provision for credit losses	24,379	1,787	26,166
Net interest income after provision for credit losses	247,396	53,590	300,986
Other revenue	42,660	42,918	85,578
Other expense	224,348	49,879	274,227
Income before income taxes	65,708	46,629	112,337
Income taxes	22,192	15,749	37,941
Net income	$ 43,516	$ 30,880	$ 74,396
Selected Financial Information			
Identifiable assets	$ 8,223,507	$ 820,527	$ 9,044,034
Depreciation & amortization	20,844	1,853	22,697
1999			
Results of Operations			
Net interest revenue	$ 262,084	$ 54,436	$ 316,520
Provision for credit losses	14,813	2,999	17,812
Net interest income after provision for credit losses	247,271	51,437	298,708
Other revenue	59,607	40,714	100,321
Other expense	206,344	45,538	251,882
Income before income taxes	100,534	46,613	147,147
Income taxes	30,565	14,171	44,736
Net income	$ 69,969	$ 32,442	$ 102,411
Selected Financial Information			
Identifiable assets	$ 7,816,689	$ 625,008	$ 8,441,697
Depreciation & amortization	18,950	1,016	19,966

(20) COMMITMENTS AND CONTINGENT LIABILITIES

Leases

Rent expense was approximately $4,599,000 for 2001, $4,793,000 for 2000 and $4,413,000 for 1999. Future minimum lease payments for all non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

(In thousands)	Amount
2002	$ 3,961
2003	3,292
2004	2,638
2005	1,379
2006	846
Thereafter	1,596
Total future minimum lease payments	$ 13,712

Mortgage Loans Serviced for Others

The Company services mortgage loans for others which are not included in the accompanying financial statements. Included in the $2.5 billion of loans serviced for investors at December 31, 2001, is approximately $4.0 million of primary recourse servicing where the Company is responsible for any losses incurred in the event of nonperformance by the mortgagor. The Company's exposure to credit loss in the event of such nonperformance is the unpaid principal balance at the time of default. This exposure is limited by the underlying collateral which consists of single family residences and either federal or private mortgage insurance.

Forward Contracts

Forward contracts are agreements to purchase or sell securities at a future specific date at a specific price or yield. Risks arise from the possibility that counterparties may be unable to meet the term of their contracts and from movements in securities values and interest rates. At December 31, 2001 and 2000, the Company had forward commitments to sell individual fixed-rate mortgage loans and commitments to fund individual fixed-rate mortgage loans. At December 31, 2001, the notional amount of forward commitments to sell individual fixed–rate mortgage loans was $81.2 million with a carrying value of $1.5 million and a fair value of $1.5 million. At December 31, 2000, the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $28.9 million with a carrying amount reflecting an unrealized loss of $177,000 and a fair value reflecting a loss of $177,000. At December 31, 2001, the notional amount of commitments to fund individual fixed-rate mortgage loans was $45.7 million with a carrying value representing an unrealized loss of $69,000 and a fair value reflecting a loss of $69,000. At December 31, 2000, the notional amount of commitments to fund individual fixed-rate mortgage loans was $18.2 million with a carrying value representing an unrealized loss of $9,000 and a fair value reflecting a loss of $9,000. Both the forward commitments to sell fixed-rate mortgage loans and the commitments to fund fixed-rate mortgage loans are reported at fair value in the Company's financial statements, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

Lending Commitments

In the normal course of business, there are outstanding various commitments and other arrangements for credit which are not reflected in the consolidated balance sheets. As of December 31, 2001, these included approximately $58 million for letters of credit, and approximately $1.2 billion for interim mortgage financing, construction credit, credit card and revolving line of credit arrangements. No significant credit losses are expected from these commitments and arrangements.

Litigation

There has been a trend toward increased litigation against financial services companies arising out of consumer lending and other consumer financial transactions, especially in Mississippi. Some of these actions have resulted in large settlements or substantial damage awards.

Some of the Company's subsidiaries are subject to similar cases that seek substantial damages for claims arising out of transactions that involve relatively small amounts of money. While the allegations vary from case to case, in general they allege that loans were originated or renewed in a way that enhanced the charges paid by the borrower and that the borrowers were improperly sold insurance products, such as credit life insurance. Further, the Company has been informed that additional claims may be filed against the Company on these matters. The Company has denied these allegations and will vigorously defend the claims.

The number of these lawsuits filed against some of the Company's subsidiaries increased during 2001. Similarly, the number of plaintiffs participating in these lawsuits has increased significantly. Management has no reason to believe that these trends will not continue. It is not possible to determine with any certainty at this point in time the potential exposure related to damages in connection with these suits. Future legislation and court decisions in some states may limit the amount of damages that can be recovered in legal proceedings; however, we cannot predict at this time whether such legislation and court decisions will occur or the effect they may have on cases involving our subsidiaries.

In August 2000, two plaintiffs filed an action against First Republic Bank, in which they alleged that First Republic Bank violated their rights under the Soldiers' and Sailors' Civil Relief Act ("SSCRA") and that this violation constituted a bad faith breach of contract. The Company and its subsidiaries succeeded to this litigation as a result of the merger with First United Bancshares, Inc. First Republic Bank was formerly a subsidiary of First United Bancshares, Inc. In August 2001, the trial court issued a partial summary judgment in favor of the plaintiffs that the bank is liable for violations of the SSCRA and a hearing is set for May 6, 2002 to determine the amount of damages. The plaintiffs have recently indicated that they will seek damages in excess of $9.4 million. The Company, however, does not believe that the plaintiff's estimate of damages is accurate and intends to vigorously defend this claim for damages. The Company believes that it has meritorious grounds on which to rely to minimize the amount of damages awarded to the plaintiffs.

Additionally, the Company and its subsidiaries are defendants in various other lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolution of this category of claims should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Restricted Cash Balance

Aggregate reserves (in the form of deposits with the Federal Reserve Bank) of $38,844,000 were maintained to satisfy Federal regulatory requirements at December 31, 2001.

(21) CONDENSED PARENT COMPANY INFORMATION

The following condensed unaudited financial information reflects the accounts and transactions of BancorpSouth, Inc. (parent company only) for the dates indicated:

Condensed Balance Sheets	December 31	
(In thousands)	2001	2000
Assets:		
Cash on deposit with subsidiary bank	$ 28,184	$ 23,526
Investment in subsidiaries	782,718	768,830
Other assets	11,340	15,363
Total assets	$ 822,242	$ 807,719
Liabilities and shareholders' equity:		
Total liabilities	$ 16,839	$ 18,143
Shareholders' equity	805,403	789,576
Total liabilities and shareholders' equity	$ 822,242	$ 807,719

Condensed Statements of Income (In thousands)	Years Ended December 31 2001	2000	1999
Dividends from subsidiaries	$ 97,500	$ 62,600	$ 49,625
Management fees from subsidiaries	-	-	499
Other operating income	334	3,142	200
Total income	97,834	65,742	50,324
Operating expenses	4,661	12,623	7,479
Income before tax benefit and equity in undistributed earnings	93,173	53,119	42,845
Income tax benefit	1,510	1,383	2,816
Income before equity in undistributed earnings of subsidiaries	94,683	54,502	45,661
Equity in undistributed earnings of subsidiaries	3,780	19,894	56,750
Net income	$ 98,463	$ 74,396	$ 102,411

Condensed Statements of Cash Flows (In thousands)	Years Ended December 31 2001	2000	1999
Operating activities:			
Net income	$ 98,463	$ 74,396	$ 102,411
Adjustments to reconcile net income to net cash provided by operating activities	(1,973)	(45,614)	(63,204)
Net cash provided by operating activities	96,490	28,782	39,207
Net cash used in financing activities	(91,832)	(51,340)	(45,708)
Increase (decrease) in cash and cash equivalents	4,658	(22,558)	(6,501)
Cash and cash equivalents at beginning of year	23,526	46,084	52,585
Cash and cash equivalents at end of year	$ 28,184	$ 23,526	$ 46,084

(22) SUBSEQUENT EVENTS

Issuance of Trust Preferred Securities

On January 28, 2002, BancorpSouth Capital Trust I (the "Trust"), a business trust which is treated as a subsidiary of the Company for financial reporting purposes, issued 5,000,000 shares of 8.15% trust preferred securities, $25 face value per share, due January 28, 2032 and callable at the option of the Company after January 28, 2007. Payment of distributions on the trust preferred securities is guaranteed by the Company, but only to the extent the Trust has funds legally and immediately available to make such distributions. The Trust invested the net proceeds of $121,062,500 in the 8.15% Junior Subordinated Debt Securities issued by the Company, which will mature on January 28, 2032. The net proceeds to the Company from the issuance of its Junior Subordinated Debt Securities to the Trust will be used for general corporate purposes, including repurchase of shares of its outstanding common stock, investments at the holding company level, extensions of credit to its subsidiaries and possible acquisitions.

Stock Repurchase Program

On February 15, 2002, the Company announced a stock repurchase program whereby the Company may acquire up to 4,100,000 shares of its common stock, in addition to the 825,000 shares that the Company has yet to purchase as of February 15, 2002 pursuant to the common stock repurchase program authorized on March 5, 2001. The shares are to be repurchased from time to time in the open market at prevailing market prices or in privately negotiated transactions. The extent and timing of any repurchases will depend on market conditions and other corporate considerations. This repurchase program is expected to be completed within 18 months from its announcement date. Repurchased shares will be held as authorized but unissued shares and will be available for use in connection with the Company's stock option plans and other compensation programs, or for other corporate purposes as determined by the Company's Board of Directors.

Balance Sheet Summary

(In thousands)	2001	2000	1999	1998	1997
Average Balances:					
Interest bearing deposits in other banks	$ 12,608	$ 18,440	$ 25,684	$ 32,314	$ 34,617
Loans, net of unearned discount	6,010,840	5,791,569	5,211,539	4,710,847	4,155,013
Mortgages held for sale	53,559	39,461	51,602	52,581	29,409
Held-to-maturity securities	1,135,633	1,121,152	985,257	945,777	847,722
Federal funds sold and securities purchased under agreement to resell	426,530	101,312	136,894	155,420	128,688
Available-for-sale securities	1,012,738	1,114,704	1,196,922	1,196,223	1,117,303
Total earning assets	8,651,908	8,186,638	7,607,898	7,093,162	6,312,752
Allowance for credit losses	(81,604)	(77,042)	(73,420)	(65,712)	(59,142)
Other assets	691,608	646,878	604,718	547,420	526,695
Total assets	$ 9,261,912	$ 8,756,474	$ 8,139,196	$ 7,574,870	$ 6,780,305
Deposits – interest bearing	$ 6,690,505	$ 6,305,176	$ 5,918,434	$ 5,579,604	$ 5,053,102
Federal funds purchased and securities sold under repurchase agreements	500,761	445,809	250,108	157,773	111,752
Other borrowed funds	147,360	172,963	205,709	199,205	112,168
Total interest bearing liabilities	7,338,626	6,923,948	6,374,251	5,936,582	5,277,022
Deposits – non-interest bearing	1,003,229	967,823	934,169	861,421	799,946
Other liabilities	123,351	102,819	93,250	95,384	89,232
Shareholders' equity	796,706	761,884	737,526	681,483	614,105
Total liabilities and shareholders' equity	$ 9,261,912	$ 8,756,474	$ 8,139,196	$ 7,574,870	$ 6,780,305
Year End Balances:					
Interest bearing deposits in other banks	$ 18,030	$ 11,687	$ 12,058	$ 22,921	$ 29,533
Loans, net of unearned discount	6,073,200	6,095,315	5,541,961	4,935,668	4,400,643
Mortgages held for sale	65,537	27,820	37,513	63,328	39,788
Held-to-maturity securities	1,110,463	1,189,129	1,031,062	873,494	809,715
Federal funds sold and securities purchased under agreement to resell	343,511	212,925	110,875	195,138	86,345
Available-for-sale securities	1,083,191	857,400	1,080,535	1,274,115	1,222,929
Total earning assets	8,693,932	8,394,276	7,814,004	7,364,664	6,588,953
Allowance for credit losses	(83,150)	(81,730)	(74,232)	(68,385)	(61,932)
Other assets	784,647	731,488	701,925	603,376	680,184
Total assets	$ 9,395,429	$ 9,044,034	$ 8,441,697	$ 7,899,655	$ 7,207,205
Deposits – interest bearing	$ 6,748,341	$ 6,471,112	$ 6,100,154	$ 5,746,448	$ 5,215,720
Federal funds purchased and securities sold under repurchase agreements	473,912	503,427	257,427	144,467	266,663
Other borrowed funds	143,267	154,582	269,614	224,701	108,732
Total interest bearing liabilities	7,365,520	7,129,121	6,627,195	6,115,616	5,591,115
Deposits – non-interest bearing	1,108,499	1,009,808	966,491	974,458	887,162
Other liabilities	116,007	115,529	90,900	86,419	89,916
Shareholders' equity	805,403	789,576	757,111	723,162	639,012
Total liabilities and shareholders' equity	$ 9,395,429	$ 9,044,034	$ 8,441,697	$ 7,899,655	$ 7,207,205

Earnings Summary

(Dollars in thousands, except per share amounts)	2001	2000	1999	1998	1997
Interest revenue:					
Loans	$ 514,824	$ 526,080	$ 458,300	$ 433,700	$ 389,856
Deposits with other banks	521	1,175	1,263	1,765	1,827
Held-to-maturity securities	67,084	64,756	53,990	52,713	52,897
Federal funds sold and securities purchased under agreement to resell	20,677	6,266	6,869	8,271	7,958
Available-for-sale securities	59,348	72,647	72,610	74,495	69,129
Mortgages held for sale	3,381	3,111	3,638	3,470	2,103
Total interest revenue	665,835	674,035	596,670	574,414	523,770
Interest expense:					
Deposits	300,838	310,365	256,751	257,305	234,368
Federal funds purchased and securities sold under repurchase agreements	21,535	16,966	8,362	5,930	5,571
Other	8,720	19,552	15,037	13,869	7,006
Total interest expense	331,093	346,883	280,150	277,104	246,945
Net interest revenue	334,742	327,152	316,520	297,310	276,825
Provision for credit losses	22,259	26,166	17,812	19,310	15,682
Net interest revenue, after provision for credit losses	312,483	300,986	298,708	278,000	261,143
Other revenue:					
Mortgage lending	17,186	10,874	18,289	13,816	7,912
Service charges	42,759	40,472	36,503	33,835	32,427
Life insurance premiums	4,528	4,300	3,975	3,655	3,772
Trust income	6,929	6,700	6,400	5,841	5,526
Security gains (losses), net	10,671	(15,632)	4,416	1,363	1,382
Insurance commissions	20,422	16,034	13,573	12,475	10,187
Other	26,138	22,830	17,165	14,433	16,629
Total other revenue	128,633	85,578	100,321	85,418	77,835
Other expense:					
Salaries and employee benefits	155,680	133,855	124,750	114,443	117,943
Occupancy, net	20,529	18,343	16,918	15,736	16,014
Equipment	26,799	24,137	21,618	20,103	19,032
Telecommunications	8,693	7,234	7,096	5,987	4,195
Merger related	-	9,215	1,218	3,577	530
Other	83,612	81,443	80,282	73,082	67,485
Total other expense	295,313	274,227	251,882	232,928	225,199
Income before income taxes	145,803	112,337	147,147	130,490	113,779
Income tax expense	47,340	37,941	44,736	42,249	34,141
Net income	$ 98,463	$ 74,396	$ 102,411	$ 88,241	$ 79,638

	2001	2000	1999	1998	1997
Share data:					
Average number of diluted shares outstanding	82,979,286	84,811,079	86,007,740	85,680,171	83,000,210
Earnings per share: Basic	$ 1.19	$ 0.88	$ 1.20	$ 1.04	$ 0.96
Diluted	$ 1.19	$ 0.88	$ 1.19	$ 1.03	$ 0.96
Cash dividends per share	$ 0.57	$ 0.53	$ 0.49	$ 0.45	$ 0.395

BancorpSouth, Inc. Board of Directors

Shed H. Davis
Managing Partner of Davis Farms Partnership
Bruce, MS

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

W. G. "Mickey" Holliman, Jr.
President and Chief Executive Officer
Furniture Brands International, Inc.
St. Louis, MO & Tupelo, MS

A. Douglas Jumper
President
S & J Steel Builders, Inc.
Booneville, MS

James V. Kelley
President and Chief Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

R. Madison Murphy
Chairman
Murphy Oil Corporation
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins, Krutz, & Tardy
Jackson, MS

Travis E. Staub
Vice Chairman
JESCO, Inc.
Fulton, MS

BancorpSouth, Inc. Officers

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

L. Nash Allen, Jr.
Treasurer and Chief Financial Officer

Harry R. Baxter
Executive Vice President

W. Gregg Cowsert
Executive Vice President

Gary R. Harder
Executive Vice President

Cathy M. Robertson
Executive Vice President

Michael L. Sappington
Executive Vice President

Michael W. Weeks
Executive Vice President

Gary C. Bonds
Senior Vice President

W. O. Jones
Senior Vice President

Cathy S. Freeman
First Vice President and Corporate Secretary

BancorpSouth Bank Board of Directors

Jeffrey B. Barber, Dr. P.H.
President and Chief Executive Officer
North Mississippi Health Services
Tupelo, MS

James D. Bryan
President/Treasurer
B. Bryan Farms, Inc.
West Point, MS

James E. Campbell, III
President
H + M Construction
President
Jackson Metal Services
Jackson, TN

Albert C. Clark
President
C. C. Clark, Inc.
Starkville, MS

William L. Crews
President and Chief Executive Officer
Journal Publishing Company
Tupelo, MS

Shed H. Davis
Managing Partner of Davis Farms Partnership
Bruce, MS

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

O. T. Gaines, III
Senior Vice President
Dean Witter Reynolds, Inc.
Iuka, MS

L. E. Gibens
Chairman and Chief Executive Officer
Lucky Star Industries, Inc.
Tupelo, MS

Albert Graves, Jr.
Attorney at Law
Graves & Graves
Hope, AR

J. Louis Griffin, Jr.
Advisory Board Chairman
BancorpSouth Bank
Laurel, MS

Tommy Hillman
President
Winrock Farms, Inc.
Carlisle, AR

W. G. "Mickey" Holliman, Jr.
President and Chief Executive Officer
Furniture Brands International, Inc.
St. Louis, MO & Tupelo, MS

A. Douglas Jumper
President
S & J Steel Builders, Inc.
Booneville, MS

James V. Kelley
President and Chief Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Chairman and Chief Executive Officer
Hancock Fabrics, Inc.
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

Patricia P. Lewis
Partner
Toad Hollow Antiques
Jackson, TN

George F. Middlebrook, III
Managing Partner
HGT Group, LP
Nacogdoches, TX

Guy W. Mitchell, III
Vice President
Mitchell, McNutt & Sams, P.A.
Tupelo, MS

R. Madison Murphy
Chairman
Murphy Oil Corporation
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins, Krutz & Tardy
Jackson, MS

Travis E. Staub
Vice Chairman
JESCO, Inc.
Fulton, MS

H. L. "Sandy" Williams
President
Coca-Cola Bottling Works, Inc.
Corinth, MS

Melvin Wright, Sr., D.D.S.
Doctor of Dental Surgery
Jackson, TN

BancorpSouth Bank Directors Emeritus

J. C. Whitehead
Chairman Emeritus
Tupelo, MS

Richard H. Clark, Jr., M.D.
Hattiesburg, MS

Sterling B. Crawford
Aberdeen, MS

Fletcher H. Goode, M.D.
Millington, TN

Lee H. Harrington
Aberdeen, MS

Tommy Munro
Biloxi, MS

J. A. Murphree
Houston, MS

T. W. Plunk
Bruce, MS

Frank A. Riley
Tupelo, MS

Ralph Semmes
Grenada, MS

James W. Snowden, Jr.
Hattiesburg, MS

Ben M. Stevens, Jr.
Hattiesburg, MS

Richard S. Thomson
Hattiesburg, MS

Andrew R. Townes, D.D.S.
Grenada, MS

BancorpSouth Bank Senior Staff

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

Harry R. Baxter
Vice Chairman

W. Gregg Cowsert
Vice Chairman and Chief Lending Officer

Michael L. Sappington
Vice Chairman

Michael W. Weeks
Vice Chairman

L. Nash Allen, Jr.
Executive Vice President, Chief Financial Officer and Cashier

Charlie K. Greer
Executive Vice President

Gary R. Harder
Executive Vice President

Clyde Hubbard
Executive Vice President

Tally D. Riddell, Jr.
Executive Vice President

Cathy M. Robertson
Executive Vice President

Kenneth R. Wilburn
Executive Vice President

BancorpSouth Bank Advisory Board Directors and Presidents

Alabama Region

Byrd Williams
Region President

David Wright
President
Birmingham, AL Division

Virginia G. Austin
Dell S. Brooke
Howard F. Johnston
Joseph Kelley
Ronald C. Norris
Wilmer S. Poynor, III
Elton B. Stephens
James T. Stephens
Shelley Stewart

Sam Cooper
President
Fort Deposit, AL Division

Mildred P. Bozeman
Dale Chester Braxton, Sr.
David Daniel
Lamar Hall
Frank A. Hickman
Brady Knight
George Reese McCurdy, III
William H. Poage, Jr.
Winston Pringle
Joan Reynolds
Jerry L. Thornton

Lee Matthews
President
Guntersville, AL Division

Larry Brown
George Carnes
Russell Mead Elrod
William David Hannah
Jimmy Helms
Jimmy R. Kimsey
John E. Newman
Dale B. Rowe
Charles F. Veazey, M.D.
John Weathers
Jerry Mack Whitaker

Jim Owens
President
Opelika, AL Division

Joseph L. Dean, Jr.
Jayne R. Gunter
Henry Carson Jackson, Jr.
David A. Jones
Winston Smith T
Timothy Neil Turnham

Central Mississippi Region

Bobby Mooneyham
Region President

Randy Baker
President
Bruce, MS

B. J. Bennett
Charles W. Cook
Dudley R. Davis, Jr.
Carter Dobbs, D.D.S.
James E. Ferguson
L. H. Johnson
Paul Moore, Jr.
Larry Dale Parker
E. Dwight Ruth
A. D. Spratlin
Bruce Eric Weeks

William D. Tate
President
Columbus, MS

T. S. Berry
W. Paul McGee
Ethel F. Mitchener
Chris Morrow

Phillip Heard
President
Grenada, MS

John W. Banks
James H. Biddy, Jr.
Ray Branscome
Jason Meredith
William H. Phillips
Armstead Townes, III
Sam Waits

Loyd Eaton
President
Houston, MS

Billy G. Aron
W. F. House
Wendell McKinney
Leon Martin
Leland B. Norman, Jr.
Wallace Norman, Jr.
David Wayne Parker
George C. "Bubba" Turner, Jr.
Robert E. Weaver
J. C. Wright

Allen Watts
President
Louisville, MS

Larry D. Addkison
Alex Lee "Bud" Brown, Sr.
Jerry L. Donald
W. Mark Donald
Michael H. Forster
Alvin Goss
William Alvin Massey, Jr.
M. D. McMinn
Giles Ward
David T. Wilson, Jr.
Peggy J. Crawford

Betty Osbarn
President
Oakland, MS

Erie H. "Buddy" Staggers, III
President
Starkville, MS

Joe R. Bumgardner, M.D.
Thomas C. Dawkins
John H. Harper, Ph.D.
Robert L. Haynes, Ph.D.
Gaddis Hunt
Clyde H. Jackson

Glenn Mullins
Lynn Savage Rose
Charles H. Templeton, Jr.
W. A. Simmons
Al Tuck
Vance H. Watson

Don McCarver
President
Vardaman, MS

Paul Cook
Jimmie Ellis
Wayne Johnson
Howard Morgan
Fred Nabors
James B. Parker
James L. Williams

Terry Lee Baker
President
West Point, MS

Eugene W. Baldwin
William M. Billington, M.D.
Roger N. Hill
L. C. Kellogg, Jr.
Robert B. Marshall, Jr.
William B. Staggers

Northeast Mississippi Region

C. J. Roper, Jr.
Region President

Don McKnight
President
Alamo, TN

Sharon Kail
Steve Kail, D.D.S.
Sammy Ronk

Booneville, MS

R. J. Bonds
Gary Cartwright
James Huddleston
Thomas Keenum
Bill Morgan
Don Murphy
Janeil Stutts

Terry Cartwright
President
Corinth, MS

C. Richard Dobbins
John Dodd, O.D.
Jimmy B. Fisher
Mark A. Gardner
Samuel C. Kemp
Phillip M. Little

Teresa Brundige
President
Dresden, TN

Dan Crofford
Jimmy Dilday
Ricky Finney
Jim Fisher
Keith Kemp
Mike Parrish
Jimmy Sellers

Guilford Fletcher
President
Humboldt, TN

Winfred Allen
Michelle Duvall Blanton
Gary Caraway
Ted Jones
Ken Luckey

R. E. "Gene" Jourdan
President
Iuka, MS

William D. Buckley
President
Jackson, TN

Joe Bigford
Larry A. Butler
Jimmy A. Eldridge
Edward E. Graves
Hoyt Hayes, Jr.
Waring M. Hazlehurst
Jack Naylor

Elton Sims
President
Milan, TN

Frankie Arnold
Collins Bonds
Jack Cunningham
Craig Taylor
James Danny Tolley

Bettye Lee
President
Ridgely, TN

W. B. Keiser, Jr.
Patrick D. Johnson

Earl Johnson
President
Selmer, TN

S. Kenneth Chambers
Ronnie Fullwood, D.D.S.
James D. King, M.D.
Harry L. Peeler, M.D.
Jim Speth
Jimmy Whittington

Barney W. Cayson
President
Trenton, TN

Mason Ashburn
Jerry L. Barrix
Mark Harper
Diane Taylor
Billy M. Woods

Northwest Mississippi/Memphis, Tennessee Region

Chris Creely
Region President

John Burchfield
President
Batesville, MS

Andy Garrott, D.D.S.
C. Fred Graves, III
J. Boyd Ingram
Woody Loden, IV
Leonard Morris

Ken Purvis
President
Hernando, MS

Tom B. Flinn
Bobby G. Johnson
L. R. Latham, Jr.
Gary Murphy
Robert B. Seymour, D.D.S.
Henry M. Wadsworth, Jr., M.D.
Danny L. Williams

Worth Steen
President
Olive Branch, MS

Michael Keith Allen
William A. Baskin
John K. Burnette, Jr.
Robert T. Carlock, Jr.
Forrest Hamilton
Anthony L. Jones
Kim H. Kreunen
Jon McCreery
John H. Ray, Jr.
John H. Tilmon
Mark D. Utley
Samuel L. Ware, Sr.
Garnett West, Jr.
Steve D. Williams

Yvonne Vance
President
Oxford, MS

Lawrence E. Chandler
Albert P. "Sonny" Grantham
Michael L. King, M. D.
Floyd L. Martin

Jesse P. Phillips
Christeen M. Shivers
Brent Smith
Leonard E. Thompson

Paul McCreary
President
Senatobia, MS

James M. Ferguson
James A. May
Roberta W. Mayfield
John R. Price, III
Leon Veazey
Julian Paul White

Jeff Fowler
President
Southaven, MS

Mark Anglin
Barry W. Bridgforth
Scotchie L. Davis
Joseph J. Huling
Manoj Naryanan, M.D.
Richard Neal
Timothy Paxton
Wilburn A. Russell
Ronald Solberg
Melvin Walker
Garnett B. West, Sr.
Dale W. Wilson

Bill Nelms
President
Memphis, TN Division

Randy Henry
President
Bartlett, TN

William Terry Edwards
Chris Garner
James O. Miller
James L. Reid
Ace Roberts

Robert T. Morehead
President
East Memphis/ Germantown, TN

Richard L. Lynch, Jr.
Lyle Muller, D.D.S.
Keith A. Pickett

Keith VanderSteeg
President
Collierville, TN

Rick Peeler
President
Covington, TN Division

Ralph Cowsar, Jr.
President
Covington, TN

Duke Brasfield
Arvis Fletcher
Vernon McBride, III
Harold Morris
Joe Naifeh
Paul Rose
Hugh Simonton, Jr.
Stephen Smith

Ritchie Hampton
President
Millington, TN

Al Bean
B. W. Burrough
Alice Gallaher

Mike Bodiford
President
Somerville, TN

John W. Bishop
Earl Dowdy
Betty Harris
Wesley P. Parks

Southern Mississippi Region

W. James Threadgill, Jr.
Region President

James M. Ray
President
Gulf Coast, MS Division

Thomas A. Murphy
President
Biloxi, MS

Mendum D. Briscoe
S. H. Dees
Stephen C. Dietz
Carl B. Hamilton
William G. Hewes, Jr.
John J. Lewis
John H. Mallett, M.D.
Michael B. McDermott
Jerry Munro
Fred R. Schwan, Jr.
C. T. Switzer, Jr.
James W. Wooten, D.D.S.

Ray Wesson
President
Gulfport, MS

Al Dauterive
Michael J. Diaz, M.D.
Bill Dukes
H. Gordon Myrick

Elmer Williams
President
Ocean Springs, MS

J. Dwight Dyess
President
Hattiesburg, MS Division

Kate Aseme, M.D.
James C. Barr
Richard A. Conn, M.D.
Thomas A. Dews
Mark A. Fairchild
C. T. Finnegan
Clyde N. Ginn, Ph.D.
Charles E. Hodges
Gwen C. James
Larry W. Kennedy, Ph.D.
Richard J. King
William C. Oliver
Gene Owens
Thomas G. Puckett, M.D.
Michael K. Randolph
L. E. Rhian, Jr.
Forrest David Roberts
Lee Sims
Benjamin M. Stevens, III
Charles M. Thomas
Tommy G. Thornton
Joseph Edwin Varner, M.D.
William A. Whitehead, M.D.

David McCullen
President
Lamar County, MS

Howard Beall
James A. Cook, Jr.
Glen D. Herrin
Sherrill W. High
B. F. Hudson, Jr.
Alan Douglas Lucas, D.D.S.
James H. McMahon, Jr.
Benjamin F. Winston

Tommy Fairley
President
Petal, MS

Melvin L. Cooper, Sr.
David M. Cox
Arthur E. Davis, Sr.
Joe Ellzey
R. Allen Flynt
Gary W. Fordham
Barbara B. Mauldin, D.D.S.
J. Randy Spears

David Barrentine
President
Jackson, MS Division

William H. Cooke, Jr.
R. Brent Harrison, M.D.
Robert E. Montgomery

John A. Peoples, Jr., Ph.D.
Billy L. Walker, M.D.

Greg Thompson
President
Clinton, MS

Anthony Hughes
President
Madison, MS

Clyde Guyse
President
Rankin County, MS

William F. "Rick" Sutton
President
Laurel, MS Division

Brian P. Aehnlich
President
Laurel, MS

J. Louis Griffin, Jr., *Chairman*
Jean Womack Allen
Keith T. Blackeney
William C. Browning
David T. Childress
J. Shannon Clark
Graham W. Christian, Jr.
Eddie Lee Endom
E. Brooke Ferris
J. Keith Fisher, M.D.
Llewellyn C. Peyton
Donald R. Sheppard, Jr.
Winston T. Shows
Thomas L. Tullos
James C. Waites, M.D.
Jim Walley
Ronald Estes Whitehead, M.D.
Cecil T. Williams, Jr., M.D.

Marcus R. Gully
President
Bay Springs, MS

James T. Reed
President
Ellisville, MS

William Oliver McLean
President
Magee, MS

Bobby Burks
President
Vicksburg, MS Division

Robert H. Amborn
J. E. Blackburn, Jr.
Joseph Bonelli
Rodney E. Bounds
Michael J. Chaney
Richard Cowart, Jr.
J. David Fagan, M.D.

Ben Hand, III
W. B. Hopson, Jr., M.D.
John N. Kamman, Jr.
C. Hays Latham
Martin S. Lewis
Richard P. Marcus
John Howard Vaught Mims
Fred G. Peyton
Robert E. Pickett
William C. Porter, Jr., M.D.
Charles Glenn Taylor, D.D.S.
Landman Teller, Jr.
Ernest G. Thomas
R. C. Wilkerson, III

Tupelo, Mississippi Region

Wilson Long
Region President

Larry Pate
President
Aberdeen, MS

William F. Coleman
William M. "Bill" Grace
Frank Harrington
Ann' Ola Herndon
Robert R. Lacey, O.D.
Walter Lann, III
Joseph M. Scrivener, Jr.
Robert W. Seymour
T. B. Shepherd, Jr., D.D.S.
Jack Spencer
Henry D. Watson, Jr., D.V.M.
Z. B. West
Dale Wilemon

Mike Gregory
President
Ecru, MS

Ken Nowlin
Bobby Pannell
Calvin Young

Ruvene Senter
President
Fulton, MS

John Blumer
Carl Comer
Thomas W. Francis
Isaac Riley
Stacy B. Russell
Billy J. Sheffield
Gene Sisk
Steven E. Staub
Jerry Stubblefield

Rhonda Tigner
President
Mantachie, MS

Thomas Bishop
David H. Knight
John H. McFerrin
Karen Camp McFerrin
Jimmy H. Pearce
Kelton Wayne Wilburn

Leon Pettigrew
President
Nettleton, MS

William P. Cheek
S. J. McDuffie, M.D.
Fred M. Pettigrew
H. P. Shumpert
James C. Young

Larry Williams
President
Sherman, MS

William Basden
Betty Duke
Billy Johnson

Wilson Long
President
Tupelo, MS Division

Roger A. Bland
Pat Caldwell
J. W. Collins
R. B. Dossett, Jr.
John W. Evans, M.D.
Sara M. Fox
Chauncey R. Godwin, Jr.
Jimmy Hamilton, M.D.
James Kenneth Harvey, M.D.
Benton Hilbun, M.D.
Richard A. Hill
David H. Irwin, M.D.
James C. Long
Denotee Martin
Sam G. Patterson
Greg Pegues
Leonard M. Pegues
James Wilford Roberts
John R. Sanders, M.D.
Billy F. Wheeler

Southern Arkansas Division

Nick Horner
Region President

Jim Jordan
President
Camden, AR

Eugene D. Bramblett
Elaine Berg Eckert
Jim Neeley
Richard Robertson
Joe M. Rogers, Sr.
Joe M. Rogers, Jr.

Nick Horner
President
El Dorado, AR

Larry Kinard, *Chairman*
Barry Felton
Joseph Hickey
Richard H. Mason
Robert M. Reynolds
Henry B. Rogers, M.D.
John H. Sample
Carolyn Tennyson
John D. Trimble, Jr.
Srini Vasan, M.D.

Steve Nipper
President
Magnolia, AR

Larry Burrow
Kathy Dickson
Richard G. Murphy
Mark Taylor
Chris Weiser

Northern & Central Arkansas Division

John Robert Graves
Region President

Jim Fincher
President
Alma, AR

Jim Patridge
President
Fort Smith, AR

Jim Harwood, *Chairman*
George Fisher
A. S. Koenig, III
John R. Meyers
J. R. Minish
Carolyn Moore
Jim Nunnelee
Jerry Orler
Linda Schmidt
William P. Senneff
Charles Shuffield
Bobby Stephens
Bennie B. Westphal

Kathy Struckman
President
Hope, AR

Peggy Comer
Mike Cox
Clark Crellin
George T. Frazier
Albert Graves
Leola Graves
Ronnie Kidd
Hillman Koen
Mitchell LaGrone
Mike Puckett
James L. Taylor
John A. Wilson

Ben Bolton
President
Melbourne, AR

William Wesley Arnold
Brenda K. Barnes
Thomas C. Colegrove
James O. Miller

Robert M. Koch
President
Stuttgart, AR

Jack B. Coker
Wanda N. Hartz
Jerry J. Hoskyn
Stephen M. Keith
Ben Myers
Robert Petter, Sr.
Randall Snider
John E. Stephens
Ralph H. Wilson, O.D.

Texas & Louisiana Division

Gordon Lewis
Region President

Brian D. Walhood
President
Monroe, LA

C. S. Aycock, Jr.
John Hoychick, Jr.
Guy C. Pardue

Timmie Thames
President
Rayville, LA

Jerry Fielder
President
Shreveport, LA

William R. Hargrove
Richard H. Sale
Sam Trombetta

Chris Oglesbee
President
Marshall, TX

Stan Sisco
President
Nacogdoches, TX

Roy Blake, Jr.
Hank Crouse
Arthur Leo Speck, M.D.
Dan Stansel
Craig Stripling
Roger Van Horn, D.D.S.

Steve Wiggs
President
Texarkana, TX

Mason Andres
James M. Carlow
Steve L. Conner
Lucille Cook
Delton B. Gwinn
Joe Connor Hart
Linn Mayo
Amos McCulloch, Jr.
A. L. McElmurry
Jim McKinney
Donald N. Morriss
Harold Trammell
Graton White

In Memoriam



Michael F. Mahony
1944 - 2001

For many years, beginning at First United Bancshares where he was a founding director and then at BancorpSouth, Mr. Mahony served the bank as a well-respected director. His strength of character and enduring loyalty will long be remembered and appreciated. He will be greatly missed.

BancorpSouth, Inc.

BancorpSouth, Inc. is a bank holding company with one subsidiary bank, BancorpSouth Bank. The Bank is a commercial and retail banking business with banking locations in Mississippi, Tennessee, Alabama, Arkansas, Louisiana and Texas. The Bank also provides personal and corporate trust, agency and investment services. Wholly-owned subsidiaries are engaged in consumer lending, credit life insurance, investment brokerage and the sales of insurance products.

Corporate Headquarters
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

Annual Meeting
7 p.m., April 23, 2002
Ramada Inn Convention Center
854 North Gloster Street, Tupelo, MS

Common Shares
Traded on the New York Stock Exchange
Symbol: BXS

Transfer Agent and Registrar
SunTrust Bank
P.O. Box 4625, Atlanta, GA 30302
Phone: 800-568-3476

Independent Auditors
KPMG LLP
Memphis, TN

Legal Counsel
J. Patrick Caldwell
Riley, Ford, Caldwell & Cork, P.A.
Tupelo, MS

Waller Lansden Dortch & Davis, PLLC
Nashville, TN

Subsidiaries
BancorpSouth Bank and its wholly-owned subsidiaries

- Century Credit Life Insurance Company
- Personal Finance Corporation
- BancorpSouth Insurance Services, Inc.
- BancorpSouth Insurance Services of Alabama, Inc.
- BancorpSouth Investment Services, Inc.
- BancorpSouth Municipal Development Corporation

Web Site
www.bancorpsouth.com

Dividend Reinvestment Plan
Shareholders of the Corporation are eligible to participate in the Dividend Reinvestment Plan. Under the terms of the Plan, common stock of the Corporation may be purchased by reinvesting common stock cash dividends. For additional information contact the Transfer Agent.

2001 Form 10-K
Copies of the Company's Form 10-K as filed with the Securities and Exchange Commission will be available to shareholders upon request after April 1, 2002. Shareholders wishing to receive a copy should write to: L. Nash Allen, Jr., Treasurer and Chief Financial Officer
BancorpSouth, Inc.
P.O. Box 789, Tupelo, MS 38802

An Equal Opportunity Employer

Forward-Looking Statements

Certain statements contained in this Annual Report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "foresee," "may," "might," "will," "would" or "intend." These forward-looking statements include, without limitation, those relating to the expansion and prospects of products and services, integration and impact of recent acquisitions, effects of technology, shareholder value, prospects for 2002, the Company's future growth, revenue, profitability, assets, opportunities and success, net interest revenue, interest rate sensitivity, liquidity, future acquisitions, market risk, critical accounting policies, market conditions related to the Company's stock repurchase program, the use of proceeds from the issuance of the Junior Subordinated Debt Securities, allowance for credit losses, the effect of certain new accounting standards on the Company's financial statements, the level of credit losses from lending commitments and the effect of certain legal claims on the Company's financial position.

We caution you not to place undue reliance on the forward-looking statements contained in this Annual Report in that actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors include, but are not limited to, changes in economic conditions and government fiscal and monetary policies, fluctuations in prevailing interest rates, effectiveness of the Company's interest rate hedging strategies, laws and regulations affecting financial institutions, the ability of the Company to compete with other financial services companies, the ability of the Company to identify, consummate, and integrate acquisitions and investment opportunities, the ability of the Company to operate and integrate new technology, the ability of the Company to manage its growth and effectively serve an expanding customer and market base, the ability of the Company to provide competitive products and services, changes in the Company's operating or expansion strategy, geographic concentration of the Company's assets, availability of and costs associated with obtaining adequate and timely sources of liquidity, the ability of the Company to attract, train, and retain qualified personnel, the ability of the Company to effectively market its services and products, the Company's dependence on existing sources of funding, changes in consumer preferences, the ability of the Company to collect amounts due under loan agreements, legislation and court decisions related to the amount of damages recoverable in legal proceedings, other factors generally understood to affect the financial results of financial services companies, and other risks detailed from time to time in the Company's news releases and filings with the Security and Exchange Commission. We undertake no obligation to update the forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

BancorpSouth®

One Mississippi Plaza, Tupelo, Mississippi 38804